SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following documents as filed with Canadian securities regulators:

Item 1. Audited financial statements of World Heart Corporation for the year ended December 31, 2002.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations of World Heart Corporation for the year ended December 31, 2002.

Item 3. Management Information Circular of World Heart Corporation, dated May 8, 2003.

                                                                          Item 1

WORLD HEART CORPORATION

Audited Financial Statements
For the year ended December 31, 2002

Management's Statement of Responsibility

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Corporation recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Corporation's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Original signed by:                         Original signed by:
Roderick M. Bryden                          Ian W. Malone
President                                   Chief Financial Officer

Auditors' Report to the Shareholders of World Heart Corporation

We have audited the consolidated balance sheets of World Heart Corporation as at December 31, 2002 and 2001, and the consolidated statements of loss, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada

February 10, 2003, except for note 20 (c), which is as at April 14, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the change described in Note 7 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada
February 10, 2003, except for note 20 (c), which is as at April 14, 2003

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                   December 31,     December 31,
                                                                                           2002             2001
-----------------------------------------------------------------------------------------------------------------

ASSETS

Current assets
 Cash and cash equivalents (note 3)                                                  $  248,181     $ 15,345,159
 Short-term investments (note 3)                                                              -        6,881,300
 Accounts and other receivables                                                       2,131,537        4,041,966
 Tax credit receivable (note 4)                                                       2,770,000        2,770,000
 Prepaid expenses                                                                       342,944          698,376
 Inventory (note 5)                                                                   6,235,702        8,117,621
                                                                           --------------------------------------
                                                                                     11,728,364       37,854,422
Cash pledged as collateral for lease (note 16)                                        1,183,200                -
Capital assets (note 6)                                                               4,244,371        5,293,824
Goodwill (note 7)                                                                    22,273,407       16,175,519
Intangible assets (note 7)                                                            5,138,962       18,559,353
Other assets                                                                            477,609                -
                                                                           --------------------------------------

                                                                                  $  45,045,913     $ 77,883,118
                                                                           ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                                        $  15,075,304     $  9,514,115
  Accrued compensation                                                                2,622,849        1,979,902
  Short-term loan (note 10)                                                           2,018,937                -
  Current portion of capital lease (note 17)                                             63,829          162,487
                                                                           --------------------------------------

                                                                                     19,780,919       11,656,504
Preferred shares (note 9)                                                            72,750,188       65,684,726
Capital lease obligations (note 17)                                                           -           63,829
                                                                           --------------------------------------
                                                                                     92,531,107       77,405,059
                                                                           --------------------------------------
  Contingencies and commitments (note 16)

Shareholders' equity (deficiency)
Common shares                                                                        87,788,808       72,902,159
     Issued and outstanding - 17,970,127 common shares
(2001 - 14,943,127
common shares) (note 11)
Special warrants and rights (note 11)                                                 3,420,016       18,306,665
Contributed surplus (note 11)                                                        40,683,222       38,885,336
Accumulated deficit                                                                (179,377,240)    (129,616,101)
                                                                           --------------------------------------
                                                                                    (47,485,194)         478,059
                                                                           --------------------------------------

                                                                                  $  45,045,913     $ 77,883,118
-----------------------------------------------------------------------------------------------------------------

                   Signed on behalf of the Board of Directors
                              Original signed by:

                   Roderick M Bryden               Ian Malone
                   Director                        Director

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended       Year ended       Year ended
                                                                       December 31,      December 31,     December 31,
                                                                           2002              2001             2000
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                                  $ 10,106,931      $  8,252,624     $  4,674,485
                                                                     ----------------------------------------------------

Cost of goods sold
   Direct materials and labour                                             (4,593,627)       (3,925,702)      (2,443,610)
   Overhead and other                                                      (5,275,104)       (4,361,356)      (4,825,735)
                                                                     ----------------------------------------------------
                                                                           (9,868,731)       (8,287,058)      (7,269,345)
                                                                     ----------------------------------------------------

Gross margin                                                                  238,200           (34,434)      (2,594,860)
                                                                     ----------------------------------------------------

Expenses
   Selling, general and administrative                                    (10,499,075)      (11,078,320)      (6,760,277)
   Research and development                                               (25,016,365)      (35,774,623)     (18,395,885)
   Amortization of intangibles                                             (7,322,503)      (15,209,647)      (7,491,865)
                                                                     ----------------------------------------------------
                                                                          (42,837,943)      (62,062,590)     (32,648,027)
                                                                     ----------------------------------------------------

Loss before the undernoted                                                (42,599,743)      (62,097,024)     (35,242,887)

Other income (expenses)
   Foreign exchange gain (loss)                                               476,649        (2,913,150)         (16,686)
   Investment income                                                          134,255         1,209,125        2,380,983
   Interest expense and financing costs                                    (7,772,300)       (6,853,763)      (3,049,792)
                                                                     ----------------------------------------------------

Loss before income taxes                                                  (49,761,139)      (70,654,812)     (35,928,382)

Recovery of future income taxes (note 13)                                           -         4,988,244        5,542,960
                                                                     ----------------------------------------------------

Net loss for the year                                                    $(49,761,139)     $(65,666,568)    $(30,385,422)
                                                                     ====================================================

Weighted average number of common shares
outstanding (note 12)                                                      17,779,385        15,069,229      14,878,625
                                                                     ====================================================

          Basic and diluted loss per common share                        $      (2.80)     $      (4.36)    $      (2.04)
-------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                       consolidated financial statements)

WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Warrants
                                                                                        Special Warrants            and
                                                              Common Stock                 and Rights             Options
                                                          Number       Amount        Number         Amount         Number
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 1999                         14,150,539   $57,738,796            -    $          -       385,138

Value of conversion right attached to preferred                  -             -            -               -             -
shares (note 9)
Share issues
      Public offering                                      850,000    15,132,742            -               -        85,000
      Common shares through exercise of options             12,282       116,147            -               -             -
      Common shares through exercise of warrants           104,606       765,054            -               -      (112,280)
Expired options and warrants                                     -             -            -               -        (1,040)
Net loss for the year ended December 31, 2000                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                         15,117,427    73,752,739            -               -       356,818

Special warrants issued through private placements               -             -    3,027,000      14,886,649       157,490
Right issued through private placement                           -             -      637,000       3,420,016             -
Warrant issued in connection with government grant               -             -            -               -       650,000
(note 8)
Stock options issued for services                                -             -            -               -        33,243
Warrants issued for services                                     -             -            -               -       130,000
Expired options and warrants                                     -             -            -               -      (227,527)
Share repurchase                                          (174,300)     (850,580)           -               -             -

Net loss for the year ended December 31, 2001                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2001                         14,943,127    72,902,159    3,664,000      18,306,665     1,100,024

Special warrants converted into common shares and        3,027,000    14,886,649   (3,027,000)    (14,886,649)    3,027,000
warrants
Warrants issued in connection with government                    -             -            -               -             -
grant (note 8)
Stock options issued for services and in
connection with short-term loan                                  -             -            -               -        33,787
Warrants issued for services                                     -             -            -               -       250,000
Expired options and warrants                                     -             -            -               -       (93,547)
Net loss for the year ended December 31, 2002                    -             -            -               -             -
----------------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                         17,970,127   $87,788,808      637,000    $  3,420,016    $4,317,264

----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                       Warrants,
                                                      Options and                     Shareholders'
                                                      Contributed   Accumulated          Equity
                                                        Surplus       Deficit         (Deficiency)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 1999                      $          -    $ (33,127,086)   $ 24,611,710

Value of conversion right attached to preferred        36,951,336                -      36.951,336
shares (note 9)
Share issues
      Public offering                                           -                -      15,132,742
      Common shares through exercise of options                 -                -         116,147
      Common shares through exercise of warrants                -                -         765,054
Expired options and warrants                                    -                -               -
Net loss for the year ended December 31, 2000                   -      (30,385,422)    (30,385,422)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                        36,951,336      (63,512,508)     47,191,567

Special warrants issued through private placements              -                -      14,886,649
Right issued through private placement                          -                -       3,420,016
Warrant issued in connection with government grant      1,200,000                -       1,200,000
(note 8)
Stock options issued for services                         197,000                -         197,000
Warrants issued for services                              537,000                -         537,000
Expired options and warrants                                    -                -               -
Share repurchase                                                -         (437,025)     (1,287,605)

Net loss for the year ended December 31, 2001                   -      (65,666,568)    (65,666,568)
---------------------------------------------------------------------------------------------------

Balance as at December 31, 2001                        38,885,336     (129,616,101)        478,059

Special warrants converted into common shares and               -                -               -
warrants
Warrants issued in connection with government           1,287,000                -       1,287,000
grant (note 8)
Stock options issued for services and in
connection with short-term loan                           182,343                -         182,343
Warrants issued for services                              328,543                -         328,543
Expired options and warrants                                    -                -               -
Net loss for the year ended December 31, 2002                   -      (49,761,139)    (49,761,139)
---------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                      $ 40,683,222    $(179,377,240)  $ (47,485,194)
---------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                       Year ended        Year ended        Year ended
                                                                      December 31,      December 31,      December 31,
                                                                          2002              2001              2000
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the year                                                $ (49,761,139)     $(65,666,568)  $ (30,385,422)
   Items not involving cash -
      Amortization and depreciation                                         8,982,154        17,339,528      8,702,580
      Interest on preferred shares                                          7,650,730         6,853,763      3,049,792
      Recovery of future income taxes (note 13)                                     -        (4,988,244)     (5,542,960)
      Expenses paid by the issuance of options                                406,219           734,000        531,035
       Interest expense on short-term loan                                     18,937                 -              -
      Exchange (gain) loss on preferred shares                               (585,268)        3,047,835              -
   Net change in operating components of working capital (note 18)         11,652,757         2,056,797      2,021,194
                                                                   ------------------------------------------------------
                                                                          (21,635,610)      (40,622,889)    (21,623,781)
                                                                   ------------------------------------------------------
Investing activities
   Purchase of short-term investments                                               -        (7,381,300)    (90,093,497)
   Redemption of short-term investments                                     6,881,300        23,196,677      81,077,529
   Payment of expenses relating to the Novacor acquisition                          -                 -      (1,684,689)
   Purchase of capital assets                                                (610,198)       (1,205,121)       (902,398)
   Cash pledged as collateral for lease                                    (1,183,200)          226,316         150,931
                                                                   ------------------------------------------------------
                                                                            5,087,902        14,836,572     (11,452,124)
                                                                   ------------------------------------------------------
Financing activities
   Capital lease repayments                                                  (162,487)         (150,933)       (140,195)
   Issuance of common shares and/or special warrants through
   public offering                                                                  -        16,654,418      15,331,875
   Payment of expenses relating to the issue of common
   shares and/or special warrants                                             (77,058)       (1,690,672)       (199,133)
   Issuance of preferred shares                                                     -                 -      29,612,000
    Investment by third party in subsidiary                                         -         3,465,501               -
   Repurchase of common shares                                                      -        (1,287,605)              -
   Deferred transaction costs                                                (331,542)                -               -
   Short-term loan proceeds                                                 1,958,600                 -               -
   Issuance of common shares through exercise of options                            -                 -         116,147
   Issuance of common shares through exercise of warrants                           -                 -         765,054
                                                                   ------------------------------------------------------
                                                                            1,387,513        16,990,709      45,485,748
                                                                   ------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents
                                                                               63,217           516,218         245,307
                                                                   ------------------------------------------------------

Change in cash and cash equivalents for the year                          (15,096,978)       (8,279,390)     12,655,150

Cash and cash equivalents beginning of the year                            15,345,159        23,624,549      10,969,399
                                                                   ------------------------------------------------------
Cash and cash equivalents end of the year
                                                                        $     248,181      $ 15,345,159   $  23,624,549
-------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                       consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of December 31, 2002, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. The Corporation is currently pursuing several options. There can be no assurance that the Corporation will be successful in securing financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.   Significant Accounting Policies

(a)  Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian
GAAP), and include all assets, liabilities, revenues and expenses of World Heart Corporation and its subsidiaries.

These principles also conform in all material respects with accounting principles generally accepted in the United States (US GAAP) except as described in Note 22.

(b)  Nature of operations

WorldHeart is a medical devices company based in Ottawa, Ontario, Canada and Oakland, California, USA. WorldHeart is currently focused on the development, commercialization and manufacturing of pulsatile ventricular assist devices
(VADs) which are intended for patients with end stage heart failure. WorldHeart currently produces and sells the Novacor(R) Left Ventricular Assist System and is developing the HEARTSAVERVAD(TM) (HeartSaver) which is a fully implantable next generation VAD.

(c)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(d)  Cash equivalents and short-term investments

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less. Short-term investments are those with terms to maturity in excess of three months but less than one year.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(e)  Inventory

Inventory of raw materials are valued at the lower of average cost and replacement cost. Work in progress and finished goods are valued at the lower of average cost and net realizable value.

(f)  Investment tax credits

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce related costs and expenses in the year. The Corporation does not recognize investment tax credits since their realization is not reasonably assured.

(g)  Capital assets

Capital assets are recorded at cost. Amortization is calculated using the following rates and bases:

Furniture and fixtures                  20% declining balance
Computer equipment and software         30% declining balance
Manufacturing and research equipment    30% declining balance
Leased equipment                        Straight-line over the lease term
Leasehold improvements                  Straight-line over the lease term

The carrying value of capital assets is assessed when factors indicating a possible impairment are present. If an impairment is determined to exist, the assets are reported at the lower of carrying value or net recoverable amount.

(h)  Goodwill and other intangible assets

Goodwill and intangible assets with an indefinite life are not amortized but are tested for impairment on at least an annual basis. Intangible assets with a definite life, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which generally ranges from 3 to 5 years.

The Corporation reviews the carrying amounts of intangible assets with a definite life whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, changes in technology, significant litigation or other items.

In evaluating whether there is an impairment of goodwill and other intangible assets, management compares the carrying amounts of such assets with the related undiscounted estimated future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable discounted estimated future cash flows. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

(i)  Income taxes

Income taxes are provided for using the liability method whereby future tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of the assets and liabilities. The Corporation provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(j)  Common shares

Common shares are recorded as the net proceeds received on issuance after deducting all share issue costs.

(k)  Revenue recognition

Revenue from product sales is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience.

(l)  Stock-based compensation

The Corporation has a stock option plan as described in Note 11. No compensation expense is recognized when shares are issued at prevailing market prices or options are issued to employees with exercise prices at the grant date equal to prevailing market prices. Any consideration paid by employees on the exercise of stock options or purchase of capital stock is credited to share capital.

Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided.

(m)  Research and development costs

Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria necessary for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Corporation intends to produce and market, there must be a clearly defined market for the product and the Corporation must have the resources, or access to the resources, necessary to complete the development. The Corporation has not deferred any such development costs to date.

(n)  Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying value of any assets acquired or to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

(o)  Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Translation of the financial statements of integrated foreign operations are translated in accordance with the policies noted above.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

3.   Cash and Cash Equivalents and Short-Term Investments

The Corporation's cash equivalents and short-term investments consist of highly liquid, highly rated financial instruments. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate risk and provide safety and liquidity:

-------------------------------------------------------------------------------------------------------------
                                                  2002                                  2001
                                   --------------------------------------------------------------------------
                                         Cash and Cash      Short-term        Cash and Cash       Short-term
                                           Equivalents     Investments          Equivalents      Investments
-------------------------------------------------------------------------------------------------------------

Cash                                        $  248,181       $       -          $ 4,016,860          $     -
Asset backed notes held
with financial institutions                          -               -           11,328,299                -
Corporate securities                                 -               -                    -        6,881,300
                                   --------------------------------------------------------------------------

                                            $  248,181         $     -         $ 15,345,159       $6,881,300
-------------------------------------------------------------------------------------------------------------

4.   Tax Credit Receivable

In the third quarter of fiscal 2001, the Corporation recorded an Ontario Business Research Institute (OBRI) tax credit receivable of $2,770,000. This research tax credit was applied to reduce research and development expenses during 2001. The province of Ontario permits this refundable tax credit for scientific research and development expenditures incurred in the province as part of an eligible research institute contract. The Corporation's eligibility under the program has been disputed by the province of Ontario and the claim is currently being reviewed by the Ontario Ministry of Finance. Management believes that the Corporation is eligible under the program and that it is entitled to the recorded tax credit receivable. However, there can be no assurance that the Corporation will be successful in its claim (see note 20 (c)).

5.   Inventory

-------------------------------------------------------------------------------
                                                      2002                2001
-------------------------------------------------------------------------------

Raw materials                                 $ 3,263,766         $ 2,226,013
Work in progress                                1,780,011           3,359,268
Finished goods                                  1,191,925           2,532,340
                                       ----------------------------------------

                                              $  6,235,702         $ 8,117,621
-------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

6.   Capital Assets

-------------------------------------------------------------------------------------------------------------
                                                                            2002
                                               --------------------------------------------------------------
                                                                             Accumulated           Net Book
                                                               Cost         Amortization             Value
-------------------------------------------------------------------------------------------------------------

Furniture and fixtures                                    $ 663,688           $  349,333          $  314,355
Computer equipment and software                           2,267,371            1,126,880           1,140,491
Manufacturing and research equipment                      6,337,798            3,551,153           2,786,645
Leasehold improvements                                      753,042              750,162               2,880
                                               --------------------------------------------------------------

                                                       $ 10,021,899          $ 5,777,528         $ 4,244,371
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                            2001
                                               --------------------------------------------------------------
                                                                             Accumulated      Net Book
                                                               Cost         Amortization               Value
-------------------------------------------------------------------------------------------------------------

Furniture and fixtures                                    $ 651,794            $ 264,813          $  386,981
Computer equipment and software                           2,007,386              698,462           1,308,924
Manufacturing and research equipment                      5,999,479            2,480,656           3,518,823
Leasehold improvements                                      753,042              673,946              79,096
                                               --------------------------------------------------------------

                                                         $9,411,701           $4,117,877         $ 5,293,824
-------------------------------------------------------------------------------------------------------------

Capital assets include equipment under capital lease with a cost of $802,544 (2001 - $802,544) with accumulated amortization of $564,432 (2001 - $504,904).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

7.   Goodwill and Other Intangible Assets

The cost and accumulated amortization of the Corporation's other intangible assets as of December 31, 2002 and December 31, 2001 are as follows:

-----------------------------------------------------------------------------------------------------------
                                                                               2002
                                                 ----------------------------------------------------------
                                                                             Accumulated          Net Book
                                                               Cost         Amortization             Value
-----------------------------------------------------------------------------------------------------------

Purchased technology                                   $ 17,043,321         $ 13,089,658       $ 3,953,663
Other intangible assets                                   6,436,678            5,251,379         1,185,299
                                                 ------------------- -------------------- -----------------

                                                       $ 23,479,999         $ 18,341,037       $ 5,138,962
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                               2001
                                                 ----------------------------------------------------------
                                                                             Accumulated          Net Book
                                                               Cost         Amortization             Value
-----------------------------------------------------------------------------------------------------------

Purchased technology                                   $ 17,043,321          $ 7,853,793       $ 9,189,528
Other intangible assets                                  18,454,585            9,084,760         9,369,825
                                                 ------------------- -------------------- -----------------

                                                       $ 35,497,906         $ 16,938,553      $ 18,559,353
-----------------------------------------------------------------------------------------------------------

The Canadian Institute of Chartered Accountants' Accounting Standards Board
(AcSB) has issued a new Handbook Section dealing with Goodwill and Other Intangible Assets, which requires that intangible assets with an indefinite life and goodwill be tested for impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer amortized. Intangible assets with a definite life continue to be amortized over their useful life (see note 14).

The Corporation adopted the new pronouncements on accounting for goodwill and other intangible assets in 2002. The effect of not amortizing goodwill for the year ended December 31, 2002, was a decrease in net loss of $6,402,121.

In accordance with the new pronouncements, the Corporation was required to complete a transitional impairment test of goodwill and other intangible assets during the year with any resulting impairment loss recorded as a change in accounting principle and charged to retained earnings. Subsequent impairment losses will be reflected in operating income from continuing operations.

The transitional impairment test consisted of a two-step process. The first step required the identification of the Corporation's reporting units, the allocation of goodwill and other intangible assets to its reporting units and an initial impairment test. In the event that the initial test indicated a potential impairment then a second test was required in order to either quantify the impairment or conclude that no impairment exists.

The Corporation completed the transitional impairment test and has concluded that no impairment existed to either goodwill or other intangible assets.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The results for prior periods have not been restated. A reconciliation of the prior period net loss and earnings per share as if the new Section had been adopted during the prior periods is as follows:

-----------------------------------------------------------------------------------------------------------
                                                               2002                 2001              2000
-----------------------------------------------------------------------------------------------------------

Reported net loss                                     $(49,761,139)       $ (65,666,568)    $ (30,385,422)
Add: Goodwill amortization, net of taxes                          -            6,402,121         3,228,371
                                                 ------------------- -------------------- -----------------
Adjusted net loss                                    $ (49,761,139)       $ (59,264,447)    $ (27,157,051)
                                                 ------------------- -------------------- -----------------

Reported loss per share                                    $ (2.80)             $ (4.36)          $ (2.04)
Goodwill amortization                                             -                 0.43              0.21
                                                 ------------------- -------------------- -----------------
Adjusted loss per share                                    $ (2.80)             $ (3.93)          $ (1.83)
-----------------------------------------------------------------------------------------------------------

8.   Technology Partnerships Canada Grant

On November 2, 2001, the Corporation was approved for a grant from Technology Partnerships Canada (TPC). The amount to be received pursuant to this grant is equal to the lesser of $9.98 million and 31.1% of the eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaverVAD. These costs are subject to review and acceptance by Industry Canada. The Corporation is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaverVAD (HeartSaver VAD I) for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years, or until cumulative royalties are $19.7 million, whichever occurs first. The royalties are payable from sales of the product. As part of this agreement, TPC received warrants for 650,000 common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share. The Corporation has recorded the warrants at their fair value, which is estimated to be $2.5 million. At December 31, 2002, no warrants had been exercised.

During 2002, $7.0 million was received by the Corporation. At year end there has been no amount accrued as a receivable (2001 - $1.2 million) as the development program relating to the HeartSaverVAD I was discontinued during the year and merged into a new optimized HeartSaverVAD program. Of the $7.0 million received, $4.5 million was applied to reduce research and development expenses during the year and $2.5 million has been recorded as contributed surplus.

9.   Preferred Shares

(a)  Authorized

Authorized preferred shares of the Corporation consists of an unlimited number of shares issuable in series.

(b)  Issued

On June 30, 2000 the Corporation issued redeemable, convertible preferred shares to Edwards Lifesciences LLC (Edwards) for US$20.0 million that are convertible at Edward's option after June 30, 2006 into 1,374,570 common shares (representing a per share conversion price of US $14.55), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that Edwards can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

Also on June 30, 2000, World Heart Inc., the Corporation's United States subsidiary, issued redeemable, cumulative participating Series A preferred shares to Edwards in connection with the Corporation's acquisition of Novacor. These Series A shares are non-voting. Dividends accumulate at 4% per year on the subscription price of US$58.0 million for the first two years, 3% for the third year and at 6% per year thereafter until maturity on June 30, 2015 at which time they are mandatorily redeemable for the face amount of US$58.0 million plus accumulated dividends (effective July 1, 2002 the rates were reduced by 1% for the period July 1, 2002 through June 30, 2015). Edwards is entitled to receive 25% of any dividends declared to the common shareholders of World Heart Inc. The shares are redeemable at the Corporation's option for cash plus accumulated but unpaid dividends at any time after three years. Edwards has the right for a two-year period commencing June 30, 2003, to put the Series A shares to the Corporation in exchange for 4,981,128 of the Corporation's common shares (effective July 1, 2002 this right was extended from a one-year period commencing June 30, 2002). This conversion right is subject to dilution protection should the Corporation issue shares or options at less than fair market value. Edwards waived such rights with respect to the Corporation's sale of Special Warrants on December 19, 2001.

The convertible preferred shares and the Series A shares (collectively Preferred Shares) are accounted for in accordance with their substance and are presented in the financial statements in their debt and equity components, measured at their respective fair values at the time of issue. The debt components have been calculated at the present value of the required dividend payments discounted at 12%, being the estimated interest rate that would have been applicable to non-convertible debt at the time the Preferred Shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt components to their face amount at maturity. The equity component is shown as contributed surplus.

The Preferred Shares carry a preference upon liquidation of the Corporation in an amount equal to their par value plus accumulated but unpaid dividends, after which the Preferred Shares share ratably with the common shares.

(c)  Edwards Lifesciences Agreements

In conjunction with Edwards' investment in the Preferred Shares and the Corporation's acquisition of Novacor, the Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards is the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2.0 million less actual gross margin annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchases are less than US$10.0 million. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenues.

During the year ended December 31, 2002, revenue included $5,343,040 (2001 - $3,622,102; 2000 - $1,961,539) resulting from sales to Edwards. The obligation accrued for the shortfall of the guaranteed gross margin on sales and included as a reduction of revenues was $657,542 (2001 - $833,880; 2000 - $498,576).

The Corporation has also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years commencing July 1, 2000. For the year ended December 31, 2002, purchases from Edwards for components were $944,682 (2001 - $1,050,000; 2000 - $549,325).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

Other purchases from Edwards for research and development materials and support and other services amounted to $1,789,158 (2001 - $881,066; 2000 - $87,347).

10.  Short-term Loan

On December 18, 2002 the Corporation entered into a $2,000,000 non-revolving term credit agreement with a merchant bank for the purpose of financing working capital requirements. The loan has a maturity date of June 18, 2003 and bears interest at the rate of 2% per month. The loan was collateralized by a general security agreement covering the Corporation's right, title and interest in all of its property and assets and an assignment of all patents, trademarks and licence agreements of the Corporation.

The Corporation issued 200,000 common share warrants to the lender with each warrant being exercisable for one common share of the Corporation at a price of $1.30 per share until expiry on December 18, 2007. In the event the Corporation did not repay the loan prior to the maturity date, an additional 200,000 warrants were to be issued.

On January 28, 2003, prior to the maturity date of the loan, the Corporation repaid the loan in full. No additional warrants are, therefore, issuable.

11.  Shareholders' Equity

Common shares

(a)  Authorized

Authorized common shares of the Corporation consist of an unlimited number of shares.

(b)  Issued

On March 17, 2000, the Corporation issued 850,000 common shares for net proceeds of $15,132,742, after deducting issue costs of $199,133.

On January 24, 2002, the Corporation issued 3,027,000 common shares upon the exercise of special warrants (the "Special Warrants") previously issued on December 19, 2001. These Special Warrants were issued on December 19, 2001 pursuant to a private placement for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

Share Repurchase

Commencing on September 17, 2001 and ending on October 12, 2001, the Corporation purchased 174,300 of its common shares at market prices on the Nasdaq National Market (NASDAQ) for a total cost of $1,287,606. Of this total amount paid, $437,025 has been charged directly to deficit, representing a premium paid on redemption of common shares with the balance being charged to share capital.

All repurchased shares have been cancelled.

Employee Stock Option Plan

The Corporation has an employee stock option plan (ESOP). The maximum number of shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP may not exceed 3,530,000 common shares (2001 - 2,320,000). The maximum number of common shares at any time available for

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

issuance under the ESOP, or pursuant to other outstanding options, to any one person may not exceed 2% of the common shares then issued and outstanding. The ESOP is administered by a committee appointed by the Board of Directors. The option exercise price for all options issued under the ESOP is based on the fair market value of the common shares on the date of grant. The options generally vest annually in equal portions over either a five-year period or three-year period and must be exercised within a four-year period from each date of vesting.

During 2000, the Corporation granted options to executives outside the ESOP for 40,000 common shares. The options either vest rateably over one year from the date of grant or over a three year period.

Special Warrants Offerings

On December 19, 2001, pursuant to a private placement, the Corporation issued 3,027,000 special warrants (Special Warrants) for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

Each Special Warrant was convertible without additional consideration into one common share of the Corporation and one warrant to purchase one common share. Each warrant is exercisable at a price of $6.01 for a period of 24 months from the date the Special Warrants are exercised or are deemed to have been exercised.

The Corporation granted the Underwriters 112,280 underwriters' warrants and the US Agents 45,210 underwriters' warrants (collectively Underwriters' Warrants) to acquire an aggregate of 157,490 underwriters' compensation options (Underwriters Compensation Options). Each Underwriters' Compensation Option entitles the holder to acquire one common share of the Corporation and one Underwriters' underlying warrant (Underwriters' underlying Warrants) at an exercise price of $6.05 per option. The Underwriters' Compensation Options are exercisable for a four-year period ending December 19, 2005. Each Underwriters' Underlying Warrant entitles the holder to acquire one common share at an exercise price of $6.01 per share at any time for a period ending 24 months from the date of issue.

On January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 3,027,000 common shares and 3,027,000 warrants issuable upon the exercise of the Special Warrants and 157,490 Underwriters' Compensation Options upon the exercise of the Underwriters' Warrants. All of the Special Warrants were deemed to have been exercised by the holders on January 24, 2002.

Rights related to 2007262 Ontario Inc.

On December 19, 2001, WorldHeart incorporated 2007262 Ontario Inc. (2007262) to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. (NewGen), an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. Additionally, NewGen subscribed for 637,000 Series 1 preferred shares (Series 1 Shares) of 2007262 for net proceeds of $3,420,016 after deducting expenses of the placement of $83,484. WorldHeart sold to 2007262 certain technology in exchange for 100,000 Series 2 preferred shares (Series 2 Shares) of 2007262 and a promissory note in the amount of $2,000,000.

The promissory note was repaid to WorldHeart from the proceeds of the Series 1 preferred shares and the balance of the Series 1 preferred share proceeds was used to improve and enhance the technology transferred by WorldHeart.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

On January 31, 2003 and pursuant to the terms of the agreement NewGen redeemed the Series 1 preferred shares for 637,000 common shares of WorldHeart and 637,000 common share purchase warrants (Purchase Warrants) of WorldHeart. Each Purchase Warrant is exerciseable into one common share of WorldHeart at a price of $6.01 at any time up to January 24, 2004.

The Series 1 preferred shares were automatically redeemed upon the redemption of the Series 2 preferred shares.

2007262 has been accounted for as a research and development arrangement. WorldHeart has recorded the NewGen funding as contributed surplus and the amounts expended by 2007262 from the NewGen funding as research and development expenses in the period that they occured. Expenses incurred in the year were $1,493,880 (2001 - $nil)

Warrants Issued to Technology Partnerships Canada

During the year ended December 31, 2001, the Corporation granted Technology Partnerships Canada 650,000 warrants to purchase an equivalent number of common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share, as described in Note 8.

Stock Option and Warrant Activity

The following table presents the number of options and warrants outstanding and the weighted average exercise price:

--------------------------------------------------------------------------------------------------------
                           Employees            Non-Employees                                   Total
---------------------------------------------------------------------------------------------------------
                                     Weighted              Weighted               Weighted
                                      average               average                average
                                     exercise              exercise               exercise
                           Options      price   Options       price   Warrants       price
                                 #          $         #           $          #           $
---------------------------------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 1999          529,385      10.60     13,587       12.57    371,551          9.74     914,523
Granted                   593,094      16.93         99       12.65     85,000         20.40     678,193
Exercised                 (12,248)      9.50        (34)      12.65   (112,280)         7.86    (124,562)
Cancelled                (161,000)     17.20          -           -          -          -       (161,000)
Forfeited                (141,672)     14.91     (1,105)      12.65          -          -       (142,777)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2000          807,559      13.19     12,547       12.57    344,271         12.99   1,164,377
Granted                   572,195      10.47     33,243       10.98    937,490          6.71   1,542,928
Exercised                       -          -          -           -          -             -           -
Cancelled                       -          -          -           -          -             -           -
Forfeited                (139,967)     12.45     (3,256)      11.07   (224,271)        10.31    (367,494)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2001        1,239,787      12.02     42,534       11.44  1,057,490          7.99   2,339,811
Granted                   929,610       6.34     33,787        6.63  3,434,490          5.70   4,397,887
Exercised                       -          -          -           -   (157,490)         6.01    (157,490)
Cancelled                       -          -          -           -          -             -           -
Forfeited                (340,316)      8.56     (8,547)       9.26    (85,000)        20.40    (433,863)
                      -----------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2002        1,829,081       9.78     67,774        9.32  4,249,490          5.96   6,146,345
---------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------
                                                                     Options                    Warrants
                                                        -----------------------------------
                                                           Employees         Non-Employees
-----------------------------------------------------------------------------------------------------------

Weighted average exercise price of exerciseable
options:
          December 31, 2000                                  $ 9.83            $12.54           $12.99
          December 31, 2001                                   11.46             11.67             7.99
          December 31, 2002                                   11.72             11.63             6.19

Number of exercisable options and warrants:
          December 31, 2000                                 193,198             3,761           344,271
          December 31, 2001                                 405,610            14,666         1,057,490
          December 31, 2002                                 615,413            23,605         4,049,490

Range of exercise prices of all options and warrants
at December 31, 2002:
          From                                               $ 0.90           $ 6.63            $ 1.30
          To                                                  21.83            12.65             12.02

Range of expiry dates of all options and warrants at
December 31, 2002:
          From                                             Feb. 24, 2003     Jul. 14, 2003    Dec. 12, 2003
          To                                                Dec. 4, 2009      Jan. 4, 2009    Dec. 18, 2007
------------------------------------------------------------------------------------------------------------

The following table presents information about the outstanding options and warrants at December 31, 2002:

----------------------------------------------------------------------------
                                                           Weighted  average
Range of exercise          Number     Weighted average     remaining life in
            price     outstanding       exercise price                 years
----------------------------------------------------------------------------

  $  0.90 to 3.00         223,917               $ 1.31                   5.0
     3.01 to 6.00         105,231                 4.25                   4.3
     6.01 to 9.25       4,863,414                 6.31                   2.2
    9.26 to 12.50         551,753                10.93                   3.5
   12.51 to 15.00         116,676                12.72                   3.8
   15.01 to 18.00         269,549                17.00                   3.3
   18.01 to 21.83          15,805                20.54                   3.3
                      ------------------------------------------------------

                        6,146,345               $ 7.13                  2.5
----------------------------------------------------------------------------

Effective January 1, 2002 the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro-forma net income and pro-forma earnings per share, as if the fair value based method of accounting has been used to account for these stock based

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

awards. The estimated share based compensation costs based on stock options granted to directors and employees and the pro-forma net loss and earnings per share are as follows:

                                                               2002                2001                2000
                                              --------------------------------------------------------------

Net loss                                             $ (49,761,139)      $ (65,666,568)      $ (30,385,422)

Estimated share based compensation costs                (2,483,523)         (1,612,087)           (877,224)
                                              --------------------------------------------------------------

Pro forma net loss                                   $ (52,244,662)      $ (67,278,655)      $ (31,262,646)
                                              --------------------------------------------------------------

Pro forma basic loss per share                       $       (2.94)      $       (4.46)      $       (2.10)
                                              --------------------------------------------------------------

The weighted average fair value of the options issued during the year ended December 31, 2002 was $4.30 (2001 - $3.70, 2000 - $7.52). The fair values of options granted are determined using the Black-Scholes model. For 2002, 2001 and 2000 the following weighted average assumptions were utilized:

                                               2002         2001          2000
                                        ------------ ------------ ------------
Expected option life, in years                    6            7            7
Volatility                                      75%          75%           75%
Risk free interest rate                       3.65%           6%            6%
Dividend yield                                  Nil          Nil           Nil

12.  Earnings Per Share

For all of the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible preferred shares, stock options and warrants. These instruments could potentially dilute basic earnings per share in the future by being converted into common shares:

---------------------------------------------------------------------------------------------------------
                                                    Number of common shares to be issued on exercise or
                                                                        conversion
                                                   ------------------------------------------------------
                                                                2002                2001            2000
---------------------------------------------------------------------------------------------------------

Convertible preferred shares                               6,527,520           6,458,791       6,390,062
Employee and non-employee stock options                    1,896,855           1,282,321         820,106
Warrants, options and Series 1 Shares                      5,880,980           8,542,980         344,271
                                                   ------------------------------------------------------

Total potentially dilutive instruments                    14,305,355          16,284,092       7,554,439
---------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

13.  Income Taxes

The Corporation operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Corporation's effective tax rate is as follows:

----------------------------------------------------------------------------------------------------------
                                                                  2002             2001               2000
                                                   -------------------------------------------------------

Canadian loss                                           $ (17,920,772)   $ (25,210,044)     $ (16,566,575)
United States' loss                                       (31,840,367)     (45,444,768)       (19,361,807)
                                                   -------------------------------------------------------

Loss before income taxes                                $ (49,761,139)   $ (70,654,812)     $ (35,928,382)
                                                   -------------------------------------------------------

Expected statutory rate                                         38.62%           41.74%             43.95%
Expected recovery of income tax                         $ (19,220,000)   $ (29,490,000)     $ (15,791,000)
Effect of foreign tax rate differences                       (770,000)         310,000            561,000
Permanent differences                                       4,196,000        6,210,000          1,370,000
Provincial income tax incentives                                    -                -           (571,000)
Change in valuation allowance                              13,010,000       15,170,000          8,020,000
Effect of changes in SR&ED carryforwars                     1,250,000          970,000            283,000
Effect of tax rate changes                                  2,139,000        1,170,000                  -
Effect of exchange rate differences                          (605,000)         672,000            585,000
                                                   -------------------------------------------------------

Recovery of income taxes                                $           -    $  (4,988,000)     $  (5,543,000)
----------------------------------------------------------------------------------------------------------

The Canadian statutory income tax rate of 38.62% is comprised of federal income tax at approximately 26.12% and provincial income tax at approximately 12.50%. For the year ended December 31, 2002, the permanent differences relate primarily to imputed interest expense on the Preferred Shares for which no temporary difference arises.

The primary temporary differences affecting future taxes and their approximate effects are as follows:

------------------------------------------------------------------------------
                                                       2002               2001

------------------------------------------------------------------------------

Future tax assets:
     SR&ED expenditures                        $ 14,600,000       $ 16,620,000
     Net operating losses                        34,380,000         24,070,000
     Investment tax credits                       5,730,000          5,170,000
     Share issue costs                            3,520,000          3,810,000
     Asset basis differences                      1,650,000          1,390,000
                                          ------------------ -----------------
                                                 59,880,000         51,060,000
     Less: valuation allowance                  (57,500,000)       (44,490,000)
                                          ------------------ -----------------
                                                  2,380,000          6,570,000
Future tax liabilities:
     Asset basis differences                     (2,380,000)        (6,570,000)
                                          ------------------ -----------------

Net future income tax liability                $          -       $         -
------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

As at December 31, 2002 the Corporation has unclaimed Scientific Research and Experimental Development (SR&ED) expenditures, income tax loss carryforwards and investment tax credits. The unclaimed amounts and their expiry dates are as follows:

-------------------------------------------------------------------------------------------------------------
                                                                   2002               2001               2000
-------------------------------------------------------------------------------------------------------------

SR&ED expenditures -
      carried forward without expiry                       $ 37,800,000       $ 39,800,000       $ 35,500,000
Income tax loss carryforwards:
     Federal (Canada)      (expire 2003-2009)                41,528,000         28,300,000         14,300,000
     Provincial            (expire 2003-2009)                49,900,000         36,800,000         25,800,000
     United States         (expire 2010-2017)                48,200,000         32,700,000          9,600,000
Investment tax credits     (expire 2006-2012)                 9,300,000          8,900,000          7,200,000
-------------------------------------------------------------------------------------------------------------

14.  Acquisition

On June 30, 2000 the Corporation acquired Novacor from Edwards for a total purchase price of approximately $62.5 million, consisting of $58.9 million Series A cumulative participating preferred shares (Series A shares) of WorldHeart Inc., plus expenses related to the transaction of $3.6 million. The acquisition was accounted for using the purchase method and, therefore, Novacor's operating results have been included in the consolidated financial statements from the date of acquisition.

The allocation of the purchase price was based on an independent valuation and was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets as follows:

Consideration given                                     $   62,485,000

Fair value of identifiable net assets acquired:
   Net tangible assets                                      15,519,000
   Purchased technology                                     17,043,000
   Other intangible assets                                  18,255,000
   Future income taxes                                     (10,273,000)
                                                        ---------------
                                                            40,544,000
                                                        ---------------

Goodwill                                                 $  21,941,000
                                                        ===============

Purchased technology was valued using a risk adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. Other intangible assets consist of Novacor's work force, customer base, patents and trademarks. The excess of the purchase price over the identifiable assets was allocated to goodwill. As a result of adopting the new accounting pronouncements relating to goodwill and other intangibles during fiscal 2002, $12,018,664 of other intangible assets were recategorized to goodwill.

The following table presents pro-forma financial information for the year ended December 31, 2000 as though the acquisition of Novacor had occurred at the beginning of 2000:

Total revenue                                                    $  9,938,000
Loss before income taxes                                         $ 59,021,000
Net loss for the year                                            $ 59,021,000
Basic and diluted loss per share                                 $      (3.97)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

15.  Related Party Transactions

The Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

-------------------------------------------------------------------------
                                        2002           2001          2000

-------------------------------------------------------------------------

Due from CVD                      $  424,615      $  69,195      $188,276
                                  ---------------------------------------

Due to CVD                        $1,311,940       $483,279      $443,089
-------------------------------------------------------------------------

During the year ended December 31, 2002, the Corporation incurred $700,000 (2001
- $1,000,000, 2000 - $1,000,000) for research and development fees to CVD under the Research Agreement described in Note 16(a). In addition, the Corporation incurred $150,000 (2001 - $150,000, 2000 - $150,000) to CVD relating to the research chair under the Research Agreement.

During the year ended December 31, 2002, the Corporation incurred salaries of $667,393 (2001 - $484,387, 2000 - $670,271) relating to employees that have been seconded by the Corporation to CVD. These expenditures are recoverable by the Corporation from CVD.

16.  Contingencies and Commitments

(a)  Research Agreement

Effective April 1, 1996, the Corporation entered into a research agreement with CVD (Research Agreement) under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology. In exchange, the Corporation has acquired joint ownership with CVD of the technology arising from CVD's research pursuant to the Research Agreement after May 15, 1996. CVD has also granted the Corporation an exclusive twenty-five year license to market the product and certain other related technologies for an initial license fee of $200,000 and royalties of 7%.

Under the Research Agreement, the Corporation has agreed to fund, to the extent reasonable (and to the extent funding is not available from other sources), any additional research and development costs incurred by CVD in connection with such product development, and to the extent reasonable, the costs of the product's commercialization. The Research Agreement provides that any funding for research and development of the HeartSaver provided by the Corporation in excess of $33.0 million will be creditable against any future CVD royalty entitlement over a period up to ten years, with interest at 8% per annum from the year in which such excess is provided. The Research Agreement stipulates that the parties will negotiate to establish payment terms for repayment of any remaining balance, provided that if agreement as to such payment terms is not reached then such remaining balance shall become due and repayable by CVD within twelve months following the end of the ten-year period.

The Corporation's research funding to CVD under the Research Agreement was $18.8 million for the period April 1, 1996 to December 31, 2002.

The Corporation also agreed with CVD to fund $150,000 per year for the period from July 1, 1996 to June 30, 2002 for a research chair in medical devices at the University of Ottawa Heart Institute.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(b)  Operating Leases

The Corporation is committed to minimum lease payments for office facilities and equipment as follows:

Year ended December 31,         2003                                 $1,729,141
                                2004                                  1,122,010
                                2005                                  1,031,929
                                2006                                    981,660
                                2007                                    314,788

Total rent expense for the years ended December 31, 2002, 2001 and 2000 was $1,612,145, $1,418,840 and $829,529 respectively. During the year, the Corporation pledged cash in the amount of US$750,000 as collateral for obligations under a premises lease for the Oakland operation.

17.  Capital Lease Obligation

In December 1997, the Corporation entered into a capital lease with a sixty-five month term with interest charged at a floating rate equal to the prevailing rate for Bankers' Acceptances plus 3%.

The Corporation has provided a $78,312 letter of credit in favour of the lessor to cover the term of the lease (2001 - $250,720; 2000 - $419,130).

The minimum lease payments, prior to any adjustment for changes in interest rates, are as follows:

Year ended December 31, 2003                                         $ 64,923
Less: amount representing interest                                    (1,094)
                                                                --------------
Capital lease obligation                                             $ 63,829
                                                                --------------

18.  Net Change in Operating Components of Working Capital

The net change in operating components of working capital is comprised of:

-----------------------------------------------------------------------------------------------------------
                                                              2002                 2001              2000
                                              -------------------------------------------------------------

Accounts and other receivables                         $ 3,168,470        $ (3,096,593)     $ (2,871,227)
Prepaid expenses                                           352,833              (8,254)         (143,723)
Inventory                                                1,802,719            1,849,252         1,580,137
Accounts payable and accrued liabilities                 5,367,724            3,125,415         2,783,026
Accrued compensation                                       961,011              186,977           672,981
                                              -------------------------------------------------------------

                                                       $11,652,757          $ 2,056,797       $ 2,021,194
-----------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

19.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of the Novacor LVAS and related components and its research and development activities focused mainly on development of the HeartSaverVAD.

The accounting policies of the Corporation's operating segments are the same as those described in Note 1. The Corporation does not use a measure of segment assets to assess performance or allocate resources. As a result, segment asset information is not presented.

The following presents segment operating results for the year ending December 31, 2002:

---------------------------------------------------------------------------------------------------------------
                                                               Commercial       Research and            Total
                                                               Operations        Development
                                                    --------------------- ------------------ ------------------

Revenue                                                       $10,106,931     $           -     $  10,106,931
                                                    --------------------- ------------------ ------------------

Cost of goods sold
     Direct materials and labour                              (4,593,627)                 -        (4,593,627)
       Overheard and other                                    (5,275,104)                 -        (5,275,104)
                                                    --------------------- ------------------ ------------------
                                                              (9,868,731)                 -        (9,868,731)
                                                    --------------------- ------------------ ------------------

Gross margin                                                      238,200                 -           238,200
                                                    --------------------- ------------------ ------------------

Expenses
     Selling, general and administrative                      (4,808,683)        (5,690,392)      (10,499,075)
     Research and development                                           -       (25,016,365)      (25,016,365)
     Amortization of intangibles                              (3,657,251)        (3,665,252)       (7,322,503)
                                                    --------------------- ------------------ ------------------

                                                              (8,465,934)       (34,372,009)      (42,837,943)
                                                    --------------------- ------------------ ------------------

Loss before the under noted                                 $ (8,227,734)     $ (34,372,009)      (42,599,743)
                                                    ===================== ==================
     Other income (expenses), net                                                                  (7,161,396)
                                                                                             ------------------

Net loss for the year                                                                           $ (49,761,139)
---------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The following presents segment operating results for the year ending December 31, 2001:

---------------------------------------------------------------------------------------------------------------
                                                              Commercial       Research and             Total
                                                              Operations        Development
                                                   --------------------- ------------------- ------------------

Revenue                                                     $ 8,252,624      $            -      $  8,252,624
                                                   --------------------- ------------------- ------------------

Cost of goods sold
     Direct materials and labour                             (3,925,702)                  -        (3,925,702)
     Overheard and other                                     (4,361,356)                  -        (4,361,356)
                                                   --------------------- ------------------- ------------------
                                                             (8,287,058)                  -        (8,287,058)
                                                   --------------------- ------------------- ------------------

Gross margin                                                    (34,434)                  -           (34,434)
                                                   --------------------- ------------------- ------------------

Expenses
     Selling, general and administrative                     (4,652,004)         (6,426,316)      (11,078,320)
     Research and development                                         -         (35,774,623)      (35,774,623)
     Amortization of intangibles                             (7,600,824)         (7,608,823)      (15,209,647)
     Recovery of future income taxes                          2,494,122           2,494,122         4,988,244
                                                   --------------------- ------------------- ------------------

                                                             (9,758,706)        (47,315,640)      (57,074,346)
                                                   --------------------- ------------------- ------------------

Loss before the under noted                                $ (9,793,140)       $(47,315,640)      (57,108,780)
                                                   ===================== ===================
     Other income (expenses), net                                                                  (8,557,788)
                                                                                             ------------------

Net loss for the year                                                                            $(65,666,568)
---------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The following presents segment operating results for the year ending December 31, 2000:

---------------------------------------------------------------------------------------------------------------
                                                              Commercial       Research and             Total
                                                              Operations        Development
                                                   --------------------- ------------------- ------------------

    Revenue                                                 $ 4,674,485      $          -        $  4,674,485
                                                     --------------------------------------------------------------

    Cost of goods sold
          Direct materials and labour                        (2,443,610)                -          (2,443,610)
          Overheard and other                                (4,825,735)                -          (4,825,735)
                                                     --------------------------------------------------------------
                                                             (7,269,345)                -          (7,269,345)
                                                     --------------------------------------------------------------

    Gross margin                                             (2,594,860)                -          (2,594,860)
                                                     --------------------------------------------------------------

    Expenses
          Selling, general and administrative                (1,894,622)       (4,865,655)         (6,760,277)
          Research and development                                    -       (18,395,885)        (18,395,885)
          Amortization of intangibles                        (3,741,933)       (3,749,932)         (7,491,865)
          Recovery of future income taxes                     2,771,480         2,771,480           5,542,960
                                                     --------------------------------------------------------------

                                                             (2,865,075)      (24,239,992)        (27,105,067)
                                                     --------------------------------------------------------------

    Loss before the under noted                             $(5,459,935)     $(24,239,992)        (29,699,927)
                                                     =========================================
          Other income (expenses), net                                                               (685,495)
                                                                                               --------------------

    Net loss for the year                                                                        $(30,385,422)
    ---------------------------------------------------------------------------------------------------------------

The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. The Corporation has locations in Canada and the United States:

---------------------------------------------------------------------------------------------------------------
                                              2002                           2001                         2000
---------------------------------------------------------------------------------------------------------------
                         Revenue        Long-lived                     Long-lived                    Long-lived
                                            assets         Revenue         assets       Revenue          assets
---------------------------------------------------------------------------------------------------------------

Canada                   $   941,259   $ 1,293,836      $  158,974    $ 1,529,433    $   93,963     $ 5,241,966
United States              5,421,570    30,362,904       5,463,618     38,499,263     2,712,946      50,962,972
Netherlands                3,434,218             -       3,463,912                    2,366,152
Japan                        967,426             -               -              -             -               -
Less:  Edwards fee          (657,542)            -        (833,880)              -     (498,576)
                                                                                                              -
                         $10,106,931   $31,656,740      $8,252,624    $40,028,696    $4,674,485    $56,204,938
---------------------------------------------------------------------------------------------------------------

At December 31, 2002 and 2001 accounts receivable from Edwards comprised 68% and 18% respectively and one other (2001 - two other) account receivable amounted to greater than 10% of the total respective accounts receivable balances. During 2002, Edwards accounted for 50% of sales and no other customer accounted for more than 10% of sales. During 2001, Edwards accounted for 40% of sales and three other customers accounted for 37% of the total revenue for the year. During 2000, Edwards accounted for 44% of sales and one customer accounted for 11% of the total revenue for the year.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

20.  Subsequent Events

(a)  Private Placement

In separate closes on January 3 and January 8, 2003, the Corporation completed private placements totalling 2,343,750 units (Units) at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years.

The Corporation granted to the placement agent 234,374 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $1.60 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.

(b)  Senior and Subordinated Debt

On January 29, 2003, the Corporation entered into a senior loan agreement totalling $7,000,000 and a subordinated loan agreement totalling $3,000,000 (Loans). The Loans will mature on July 31, 2003 and bear interest rates of 18% per annum payable monthly. The Loans are to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 3,000,000 warrants with each warrant exerciseable into one common share for a period of five years at a price of $1.60 per share. As collateral for the Loans the Corporation entered into general security agreements over all of its assets.

(c)  Tax Credit Receivable

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ontario Ministry of Finance detailing adjustments that it is proposing to reduce the Corporation's claim under the Ontario Business Research Institute (OBRI) tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

21.  Financial Instruments

Financial instruments recognized in the balance sheet consist of cash and cash equivalents, short-term investments, accounts and other receivables, accounts payable and accrued liabilities, short-term loan, a capital lease and preferred shares. The Corporation does not hold or issue financial instruments for trading purposes.

The Corporation invests the majority of its excess cash in high-grade instruments and diversifies the concentration of cash among different financial institutions.

(a)  Fair value

The Corporation believes that the carrying values of its financial instruments other than the capital lease and the preferred shares approximate their fair values because of their short terms to maturity. The

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

Corporation believes that the carrying value of the capital lease obligation also approximates fair value because of its floating market rate of interest. The Corporation believes that the carrying value of the preferred shares no longer approximates fair value as the fair value was originally based on an independent valuation utilizing an imputed 12% rate of interest and the Corporation's current cost of borrowing is materially higher.

(b)  Interest rate risk

The Corporation is subject to interest rate risks from time to time because of the short-term to maturity of its cash equivalents and short-term investments and the floating rate nature of its capital lease.

(c)  Foreign exchange risk

The Corporation enters into various foreign exchange contracts from time to time to protect the Corporation from the risk that the investments held in foreign currencies are not adversely affected by changes in currency exchange rates. These contracts are short-term in nature. As at December 31, 2002, the Corporation had no outstanding foreign exchange financial instruments other than the Preferred Shares.

(d)  Credit risk

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and accounts receivable. The Corporation has a limited number of customers, all of which operate in the health care industry. As at December 31, 2002 approximately 68% (2001 - 18%; 2000 - 49%) of the accounts receivable balance was due from Edwards. The Corporation performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable of $ 65,908 (2001- $81,799) based upon the expected collectiblity of accounts receivable.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

22.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the year ended December 31, 2002, 2001 and 2000 in the following material respects from US GAAP. There are no differences in reported cash flows for the periods presented.

(a)  Balance sheets

-------------------------------------------------------------------------------------------------------------
                                                                                     2002               2001
-------------------------------------------------------------------------------------------------------------

ASSETS
Current assets                                                               $ 11,728,364        $37,854,422
   Cash pledged as collateral for lease                                         1,183,200                  -
   Capital assets                                                               4,244,371          5,293,824
   Goodwill and intangible assets (1)                                          26,128,916         30,216,648
   Other assets                                                                   477,609                  -
                                                                       ------------------- ------------------

                                                                             $ 43,762,460        $73,364,894
                                                                       ------------------- ------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                          $ 19,780,919        $11,656,504
   Capital lease obligation                                                             -             63,829
   Obligation under research and development arrangement (2)                    3,420,016          3,420,016
                                                                       ------------------- ------------------

                                                                               23,200,935         15,140,349
                                                                       ------------------- ------------------

Preferred shares (3)                                                          111,411,319        105,319,402
                                                                       ------------------- ------------------

Shareholders' equity (deficiency)
   Common shares  (4)                                                         136,451,958        121,565,309
   Special warrants and rights                                                          -         14,886,649
   Accumulated deficit (4)                                                   (227,301,752)      (183,546,815)
                                                                       ------------------- ------------------

                                                                              (90,849,794)       (47,094,857)
                                                                       ------------------- ------------------

                                                                             $ 43,762,460        $73,364,894
-------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

(b)  Statements of loss

-------------------------------------------------------------------------------------------------------------
                                                                      2002             2001             2000
-------------------------------------------------------------------------------------------------------------

Net loss in accordance with Canadian GAAP                   $ (49,761,139)   $ (65,666,568)   $ (30,385,422)
Adjustments to reconcile to US GAAP:
Write-off of purchased in-process research and
     development (1)                                                    -               -       (12,324,408)
Amortization of purchased in-process research and
     development  (1)                                           3,234,771        6,522,731        1,283,453
Interest on preferred shares (3)                                7,650,730        6,853,763        3,049,792
Foreign exchange translation on shares (3)                        322,913       (1,926,777)        (508,507)
                                                          ---------------------------------------------------


Net loss and comprehensive loss in accordance with US GAAP    (38,552,725)     (54,216,851)     (38,885,092)
Accretion on preferred shares (3)                              (7,000,098)      (7,071,611)      (3,080,000)
                                                          ---------------------------------------------------

Net loss applicable to common shareholders                  $ (45,552,823)   $ (61,288,462)    $(41,965,092)
                                                          ---------------------------------------------------

Loss per common share

Weighted average number of common shares outstanding           17,779,385       15,069,229       14,878,625
                                                          ---------------------------------------------------
Basic and diluted loss per common share                     $       (2.56)   $       (4.07)    $      (2.82)
-------------------------------------------------------------------------------------------------------------

(c)  Footnotes

(1) Under US GAAP, acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. Under US GAAP net loss includes amortization relating to intangible assets of $4,087,732 for 2002 (2001 - $8,686,916; 2000 - $6,208,412).
(2) Under US GAAP, the obligation under the research and development arrangement is classified as a liability. Under Canadian GAAP, this amount is reflected as equity as NewGen will receive equity securities of the Corporation upon completion of the R&D arrangement.
(3) Under US GAAP, mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged first to retained earnings; if no retained earnings, then to accumulated paid-in capital; if no accumulated paid-in capital, then to accumulated deficit. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheets results in a difference in exchange as, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under US GAAP, the full amount is translated at current rates.
(4) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 increases the common shares and accumulated deficit reported under US GAAP, with no difference reported in total shareholders' equity.

(d)  Share based compensation

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). The Corporation applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock option grants and accordingly, because the exercise price of employee stock options equals the market price of the underlying common shares on the date of grant, no compensation expense has been recognized for grants made during the period.

Had compensation costs been determined based on the fair value of options on the date of grant, consistent with the methodology prescribed under SFAS 123, the Corporation's net loss and loss per share would have increased to the following pro-forma amounts:

-----------------------------------------------------------------------------------------------------------------
                                                                  2002                 2001               2000
-----------------------------------------------------------------------------------------------------------------

Net loss under US GAAP                                   $(38,552,725)        $(54,216,851)     $ (38,885,092)
Estimated share based compensation costs                   (2,483,523)          (1,612,087)          (877,224)
                                                     ------------------------------------------------------------

Pro forma net loss                                        (41,036,248)         (55,828,938)       (39,762,316)
Accretion on preferred shares                              (7,000,098)          (7,071,611)        (3,080,000)
                                                     ------------------------------------------------------------

Net loss applicable to common shareholders               $(48,036,346)        $(62,900,549)     $ (42,842,316)
                                                     ------------------------------------------------------------

Pro forma basic loss per share                           $      (2.70)        $      (4.17)     $       (2.88)
-----------------------------------------------------------------------------------------------------------------

The weighted average fair value of the options issued during the year ended December 31, 2002 was $4.30 (2001 - $3.70, 2000 - $7.52). The fair values of options granted are determined using the Black-Scholes model. For 2002, 2001 and 2000 the following weighted average assumptions were utilized:

---------------------------------------------------------------------------
                                            2002         2001          2000
----------------------------------------------------------------------------
Expected option life, in years                6            7             7
Volatility                                   75%          75%           75%
Risk free interest rate                    3.65%           6%            6%
Dividend yield                              Nil           Nil           Nil

(e)  New accounting pronouncements

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the views of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after July 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position as it does not currently apply hedge accounting.

In June 2002, the FASB issued SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses accounting and reporting for costs associated with

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued FASB Interpretation No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and requires that they be recorded at fair value. The initial recognition and measurement provisions of this interpretation are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002, which is in the fiscal year beginning January 1, 2003 for the Corporation. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

In December 2002, FASB issued SFAS No. 148, - "Accounting for Stock-Based Compensation -- Transition and Disclosure an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 regarding disclosure are effective for financial statements for fiscal years ending after December 15, 2002, which is the fiscal year beginning January 1, 2003 for the Corporation. The Corporation applies APB 25 in accounting for its employee stock option plan.

In December 2002, the CICA issued CICA 3475 - "Disposal of long-lived assets and discontinued operations" ("CICA 3475"). This section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. The recommendations in this section should be applied to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with early adoption encouraged.

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

                                                                          Item 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2002 with comparisons to the years ended December 31, 2001 and 2000. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

The discussion and comments contained herunder, include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United

States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2002 there were a number of significant events which impacted on delivery of the Corporation's key strategic objectives, as follows:

o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was released for sale in Europe and, subsequent to year-end on January 14, 2003, was approved for use in the U.S. by the Food and Drug Administration (FDA);

o the Corporation submitted a pre-market approval (PMA) supplemental application to the FDA requesting approval for "Destination Therapy" or the long-term use of the Novacor LVAS in the U.S. The application was accepted for filing by the FDA on November 22, 2002, and granted expedited review status;

o the Novacor LVAS became the first heart assist device approved for commercial sale in Japan; initial sales to this market exceeded our expectations; and

o the Corporation suspended its pre-clinical trial program for its original HeartSaverVAD, and announced the consolidation of next generation product development efforts into an optimized HeartSaverVAD.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31, of gross   December 31, of gross   December 31,   of gross
                                           2002  revenue           2001  revenue           2000    revenue
-----------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                  $ 10,764,473             $  9,086,504           $  5,173,061
  Less : Edwards guarantee fee        (657,542)       6%       (833,880)      9%      (498,576)        10%
                               ----------------------------------------------------------------------------
                                    10,106,931       94%      8,252,624      91%     4,674,485         90%

Cost of goods sold
  Direct materials and labour       (4,593,627)      43%     (3,925,702)     43%    (2,443,610)        47%
  Overhead and other                (5,275,104)      49%     (4,361,356)     48%    (4,825,735)        93%
                               ----------------------------------------------------------------------------
                                    (9,868,731)      92%     (8,287,058)     91%    (7,269,345)       140%
                               ----------------------------------------------------------------------------

Gross margin                           238,200        2%        (34,434)      0%    (2,594,860)      (50)%

Selling, general and admin.        (10,499,075)             (11,078,320)            (6,760,277)
Research and development           (25,016,365)             (35,774,623)           (18,395,885)
Amortization of intangibles         (7,322,503)             (15,209,647)            (7,491,865)
Foreign exchange gain (loss)           476,649               (2,913,150)               (16,686)
Investment income                      134,255                1,209,125              2,380,983
Interest and financing
expenses                            (7,772,300)              (6,853,763)            (3,049,792)
Recovery of future income
taxes taxes                                  -                4,988,244              5,542,960
                               ----------------------------------------------------------------------------

Net loss                          $(49,761,139)            $(65,666,568)          $(30,385,422)
-----------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues for the fiscal years ended December 31, 2002 and 2001 reflect commercial activities relating to Novacor LVAS for a full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during fiscal 2002 increased by 22% from 2001 to $10.1 million. Revenue growth was lower than anticipated, largely as a result of the later than expected European roll-out of ePTFE conduits late in the second quarter, rather than during the first quarter, as had been anticipated. U.S. sales were also flat, due in part to some clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred subsequent to year end) and also to concerns about product delivery related to the Corporation's strained working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002, and having in mind strong sales growth in Europe and Canada as well as stronger than expected sales in Japan during the product's first year of commercial availability.

The significant increase in gross revenues in 2001 over 2000 is on account of the acquisition of the revenue producing Novacor assets at the end of the second quarter of 2000.

Cost of Goods Sold. With the aforementioned change in product and development strategy that has resulted in WorldHeart concentrating its commercial efforts exclusively on the Novacor LVAS until at least 2006, an initiative is now under way to reduce the cost of sales of the Novacor LVAS and related hardware and equipment.

Reduced unit cost of sales is expected to result from increased volume and corresponding pricing and labour efficiencies; by employing more conventional manufacturing processes; and through the modernization of the manufacturing operations.

For 2002 the overall cost of sales remained relatively constant at 92% of gross sales as compared to 91% in 2001.

Direct material and labour costs were 43% of gross sales for both 2002 and 2001 and was 47% in 2000.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. The Company is currently operating at levels significantly below its capacity and, therefore, in general, overhead and other costs should be declining in proportion to increases in gross revenues. In 2002 overhead and other costs increased by $914,000 to $5.3 million from $4.4 million. Overheads were lower in 2001 as a result of an adjustment to previous periods' estimates for required net realizable inventory reserve and provision for warranty costs. The effect was an increase of approximately $712,000 to inventory and correspondingly lower overhead and other costs attributable to Novacor sales. In addition, royalty costs of 5% of sales have increased during 2002 as a result of higher sales.

Overall, the gross margin is expected to continue to improve as sales volumes of the Novacor LVAS increase.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

In 2002 selling, general and administrative expenses decreased by $579,000, or 5%, to approximately $10.5 million. Increases in selling and marketing costs of approximately $.9 million were mainly on account of higher employee costs associated with the Corporation's actions to increases its direct sales presence in the U.S. and as a result of commissions on higher sales. These increases were more than offset by reductions in general and administration costs of approximately $1.5 million.

2001 selling, general and administrative expenses increased by $4.3 million or 64% as compared to 2000 and reflect the first full year of operations subsequent to the mid-year acquisition of Novacor and the corresponding Oakland facility in 2000. These incremental Oakland and Novacor costs added approximately $1.2 million to the selling, general and administrative costs in 2001 as compared to 2000. Also, approximately $2.0 million of the year-over-year increase related to initiatives the the Corporation took in order to increase clinical awareness of WorldHeart and its products.

The Corporation will continue to increase its marketing and promotional activity during 2003 associated with enhancements to the Novacor LVAS and, potentially, in response to a destination therapy approval in the U.S.

Research and Development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in 2002 decreased by approximately $10.8 million or 30% to $25.0 million. Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2002 and the decision that was made mid-year to merge the three HeartSaver development programs into one optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. The merged HeartSaver development program resulted in a reduction of research and development-related employees and costs. In addition, government assistance accounted for approximately $1.7 million of the decrease as reductions to research and development expenses on account of government programs increased in 2002 to $4.5 million from $2.8 million.

In 2001 research and development expenses increased by $17.4 million or 94% from 2000. A significant portion of the increase is on account of only six months of activity relating to the Oakland operation in the 2000 fiscal year from the date of the Novacor acquisition. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS, research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver.

Amortization of Goodwill and Intangibles. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which was adopted by the Corporation at the start of the fiscal year beginning January 1, 2002, amortization has been significantly reduced as goodwill and indefinite life intangibles are no longer amortized. This has resulted in a significant decrease in amortization from $15.2 million in 2001 to $7.3 million in 2002. These assets are now tested annually for impairment. The results of the impairment testing during 2002 lead management to determine that no impairment exists and that no adjustment to goodwill was required.

Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, continue to be amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Fiscal 2000 reflects only six months of amortization from the date of the acquisition of the Novacor assets.

Foreign Exchange Gains and Losses. WorldHeart recorded a foreign exchange gain of $477,000 for 2002 compared to a loss of $2.9 million in 2001 and a nominal loss in 2000. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares which are denominated in U.S. dollars. In 2002 the Canadian dollar strengthened by approximately 1.1% versus the U.S. dollar which resulted in a foreign exchange gain of approximately $477,000. In 2001 the Canadian dollar weakened by approximately 6.2% against the U.S. dollar which resulted in a foreign exchange loss of $2.9 million.

Investment Income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income has decreased to $134,000 in 2002 from $1.2 million in 2001 and $2.4 million in 2000 reflecting significantly lower average cash equivalents and short-term investment balances during the year and, in general, a declining interest rate environment during the period.

Interest Expense and Financing Costs. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the 2002 fiscal year was approximately $7.7 million. The corresponding amount for the 2001 fiscal year was $6.8 million and for 2000, which included only six months of interest, was approximately $3.0 million. Other interest and financing costs in 2002 totaled approximately $122,000.

Recovery of Future Income Taxes. At the date of the acquisition of the Novacor assets in 2000 the Corporation recognized an income tax liability of $10.5 million. The Corporation has subsequently recognized future income tax recovery amounts on the losses incurred in the United States only to the extent of the $10.5 million liability (2001 - $5.0 million; 2000 - $5.5 million). This recovery was calculated as 41% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.

CAPITAL EXPENDITURES

-----------------------------------------------------------------------------

                                     2002            2001             2000
-----------------------------------------------------------------------------

Capital Expenditures              $610,198       $1,205,121         $902,398
-----------------------------------------------------------------------------

Capital expenditures declined in 2002 and related primarily to various manufacturing, research, testing and office equipment. Higher capital expenditures of the same nature were made in 2001 as WorldHeart prepared for pre-clinical and clinical trials.

At December 31, 2002, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. A satellite office in Ottawa was vacated during the fourth quarter in light of the reduction in staff resulting from the above-mentioned strategic change implemented in the third quarter. The lease on this space would have expired in December 2003, but an early cancellation, at a breakage cost of $43,000 was negotiated subsequent to year-end. The third location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

EMPLOYEES

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers, affiliated with CVD, involved in the HeartSaver project.

LIQUIDITY AND CAPITAL RESOURCES

WorldHeart will continue to be dependent on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until they achieve profitability.

Financing Transactions. In January 2003, subsequent to year-end, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The

Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets.

Late in 2002 the Corporation completed a $2 million loan transaction in order to fund short-term working capital until the above noted transactions could be completed. The interest rate was 2% per month and included 400,000 warrants each exercisable for a five year period into one WorldHeart common share at a price of $1.30 per share and with a provision that, in the event that the loan was repaid prior to its June 18, 2003 maturity date, the number of warrants would be reduced to 200,000. Subsequent to the 2002 year-end the loan was repaid from the proceeds of the debt transactions detailed above, and the number of warrants issued with respect to this transaction was reduced to 200,000.

Also, during the fourth quarter of 2002 WorldHeart sold accounts receivable totaling US$1,095,000 to Edwards for cash totaling US$540,000 and the set off of accounts payable owed by WorldHeart to Edwards totaling US$555,000. The proceeds of this sale were used to fund short-term working capital requirements until the above noted transactions could be completed.

Funding in 2001 resulted from the issue of 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. During 2002 the special warrants were converted into an equivalent number of common shares and warrants. In addition, during 2001 the Corporation and New Generation Biotech (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. ("2007262"). In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year-end and the remainder of the cash was used in 2002 to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

Year-end Liquidity. At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million as compared to working capital of $26.2 million in 2001. The Corporation had available cash of $248,000 versus cash, cash equivalents and short-term investments of $22.2 million in 2001.

The decrease in working capital in 2002 and 2001 is the result of an investment of cash and increase in accounts payable in order to fund research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs.

Cash totaling $1.2 million has been pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Company's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans which matures July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions within the first half of fiscal 2003.

Commitments

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

------------------------------------------------------------------------------------------------------------
                                                             Payments Due by Period
                                                             ----------------------
Contractual Obligations                       Total    Less than 1         1 - 3         4 - 5      After 5
                                                              year         years         years        years
------------------------------------------------------------------------------------------------------------

Capital Lease Obligations                $   64,923     $   64,923    $        -    $        -       $    -
Operating Leases                          5,179,528      1,729,141     2,153,939     1,296,448            -
Guaranteed Distribution Fees
    (in US$)                              6,000,000      2,000,000     4,000,000             -            -
Short-term Loan                           2,000,000      2,000,000             -             -            -
------------------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards . US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

------------------------------------------------------------------------------------------------------------
                                                Amount of Commitment Expiration Per Period
                                                ------------------------------------------
Other Commercial Commitments           Total Amounts     Less than 1       1 - 3         4 - 5      After 5
                                           Committed            year       years         years        years
------------------------------------------------------------------------------------------------------------
Standby Letters of Credit:
     Canadian dollars                       $ 78,312        $ 78,312           -             -            -
     US dollars                           US$750,000      US$750,000           -             -            -
------------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

MARKET RISK

WorldHeart is subject to interest rate risk occasionally on investments that it makes with excess cash.

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its U.S. operations, and U.S. dollar-denominated preferred shares. Occasionally WorldHeart enters into foreign exchange contracts in order to manage its foreign exchange exposure. At December 31, 2002 there were no outstanding foreign exchange forward contracts.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement;
     o    Estimating slow moving and obsolete inventory;
     o    Valuation of intangible assets and goodwill;
     o    Accounting for government assistance;
     o    Tax credit receivable; and
     o    Income taxes.

Under a distribution agreement with Edwards, Edwards is guaranteed a minimum of US $2 million in annual gross margin from the sales of the Corporation's products. The Corporation's policy is to accrue as payable any shortfall in the US $2 million guaranteed gross margin for the year or for future years when, based on estimated future sales to Edwards, it appears likely that the guaranteed gross margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate. At December 31, 2002 there is no reserve for additional guarantee fees that may be incurred subsequent to 2002 as the Corporation believes that sales levels will be sufficient to meet the minimum guarantee.

The Corporation has established reserves for slow moving inventory. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2002.

During the year, the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. WorldHeart has completed its goodwill impairment tests and concluded that no impairment exists and has made no adjustment to goodwill during 2002. Other intangible assets were also reviewed and it was determined that no impairment has occurred. The Corporation continues to amortize other intangible assets over their estimated useful life.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. At December 31, 2002 there is no accrual for receivables from Technology Partnerships Canada because the Company has determined that it may be ineligible for further funding as a result of scope changes that resulted form the merging of the three HeartSaver development programs in 2002. The Corporation is considering a revision to the current TPC contribution agreement and/or a new TPC application that would cover the optimized HeartSaver development program. To date, the Corporation has received approximately $7.0 million of the $10.0 million that was available under the current contribution agreement.

Under the Ontario Business Research Institute (OBRI) tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001. This was associated with research payments made to the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation from 1997 to 2000. At year-end this claim was in the process of being audited by the Ontario Government's Ministry of Finance (Ministry).

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ministry detailing adjustments that it is proposing to reduce the Corporation's claim under the OBRI tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amounts. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Initial commercial success will, therefore, be dependant on the Corporation's ability to continue to increase Novacor sales. Novacor is approved for sale, without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. In the U.S. the Federal Drug Administration has filed, with expedited review status, the Corporation's PMA (pre-market approval) supplemental request for use in the long-term or Destination Therapy market. We believe that approval of this submission would increase the market for Novacor substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located and one that is abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. The competitive implantable product was approved during the fourth quarter for destination therapy indications in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development.

Non-pulsatile VADs. Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

HeartSaver Development. During 2002 management merged the three HeartSaver development programs into one optimized HeartSaver development program. Although it is expected that the commercialization of the HeartSaver will occur in 2006, which is two years later than the most recent estimates for the original HeartSaver, the development program is expected to result in a heart-assist device that will offer significant improvements over previous versions of HeartSaver in terms of size, weight, ease and flexibility of implant including the ability to implant in the chest cavity or abdomen and for use for left, right or bi-ventricular heart assist, reliability, durability and enhanced manufacturability. Management is confident that the development program, including pre-clinical and clinical trials will be successful and that the necessary regulatory approvals will be received. However, there can be no assurance that this will occur.

Commercial Sales of the Novacor LVAS. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. To the extent that the Corporation is unable to significantly increase sales and/or reduce per unit manufacturing costs, there is risk that the Corporation could be adversely effected and the Novacor operations could increase the Corporation's net cash consumption.

OUTLOOK

External Environment. The market for an effective device treatment for late-stage heart failure has not diminished during 2002, and despite significant progress on many fronts, no competitive breakthroughs in heart assist products have been announced, or are believed to be imminent. The scope of heart failure is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices exceeds 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and the current review by the Centers for Medicare and Medicaid Services in the U.S. of reimbursement coverage for both bridge and destination therapy LVAD use is expected to result in increased payments for procedures using such devices. These developments are expected to accelerate the use of VADs both in the U.S. and elsewhere.

Internal Environment. The Corporation expects to incur further losses from operations at least until 2006 as it continues its HeartSaver research and development program. In addition, increased marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received, and anticipated regulatory approvals. These cost increases will be potentially offset by increased net contributions from higher Novacor LVAS sales.

ACCOUNTING POLICIES

Significant differences between GAAP in Canada and the United States are presented in Note 22 to the consolidated financial statements.

                                                                          Item 3

                             WORLD HEART CORPORATION

                     1 Laser Street, Ottawa, Ontario, Canada

                                     K2E 7V1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of World Heart Corporation ("WorldHeart" or the "Corporation") will be held at the Tudor Hall, 3750 Bowesville Road, Ottawa, Ontario on Monday, June 16, 2003 at 4:00 p.m. for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2002, together with the report of the auditors thereon (the "Audited Consolidated Financial Statements of the Corporation");

2.   to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass with or without amendment, Resolution No. 1, the full text of which is set out in the Management Information Circular, extending the expiry term associated with certain options held by an officer of the Corporation by one year;

5. to consider and, if deemed advisable, to pass with or without amendment, Resolution No. 2, the full text of which is set out in the Management Information Circular, permitting certain directors and officers of the Corporation to participate in the Corporation's option exchange program; and

6. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy, a Management Information Circular, the Audited Consolidated Financial Statements of the Corporation and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed Form of Proxy and to return it in the envelope provided for that purpose.

DATED at Ottawa, Canada, this 8th day of May 2003.

BY ORDER OF THE BOARD OF DIRECTORS

/s/   Tofy Mussivand

Dr. Tofy Mussivand, Chairman

                             WORLD HEART CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

                                   May 8, 2003

SOLICITATION OF PROXIES BY MANAGEMENT

This information circular is furnished in connection with the solicitation by the management of World Heart Corporation ("WorldHeart" or the "Corporation") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation to be held on Monday, June 16, 2003 at the Tudor Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada and at any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. While management intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation. The cost of such solicitation will be borne by the Corporation. The information provided herein is given as of April 30, 2003, unless otherwise specified.

All dollar amounts in this Management Information Circular are in Canadian dollars unless otherwise stated. On April 30, 2003, the exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was Cdn$1.00 = US$0.6976.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying Form of Proxy, to attend and act on behalf of the shareholder at the meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying Form of Proxy or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its registrar and transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9 by the close of business on the last business day prior to the date on which the meeting or any adjournment thereof is held, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it (a) by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing, either (i) with the Secretary at the registered office of the Corporation, 1 Laser Street, Ottawa, Ontario K2E 7V1, at any time up to and including the last business day prior to the day of the Annual and Special Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting at any time before it is exercised on any particular matter, or (b) by attending the Annual and Special Meeting in person and personally voting the shares represented by the proxy prior to the exercise thereof, or (c) in any other manner permitted by law.

VOTING OF PROXIES

The officers whose names are printed on the accompanying Form of Proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholders, the shares will be voted for the election of the management nominees for directors, the appointment of auditors and the approval of Resolutions Nos. 1 and 2 on the terms disclosed in the Management Information Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders, and with respect to any other matter which may properly come before the meeting. As of the date of this Management Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the meeting. However, if any such amendment, variation or other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgement.

VOTING SHARES, RECORD DATE AND PRINCIPAL HOLDERS

The number of shares entitled to be voted at the meeting as of April 30, 2003, being the record date for notice of the meeting fixed by the Board of Directors, is 21,950,877. Each registered common shareholder is entitled to one vote for each common share held.

In certain cases, a shareholder's shares may be registered in the name of a third party, such as a broker, securities dealer, trust company, bank or other similar intermediary. Generally, such non-registered shareholders will receive a package from their intermediary containing either: (i) a request for voting instructions; or (ii) a form of proxy which may be signed by the intermediary and specify the number of shares beneficially owned, but is otherwise uncompleted. Non-registered shareholders should carefully follow the instructions provided by their intermediary with respect to the procedures to be followed for voting.

Only registered shareholders are entitled to vote at the Annual and Special Meeting of Shareholders.

In the event of any transfer of shares by any shareholder after the record date, the transferee is entitled to vote those shares if the shareholder produces properly endorsed share certificates or otherwise establishes that the shareholder owns the shares, and requests the Secretary of the Corporation to include the transferee's name on the shareholders' list not later than ten days before the meeting.

To the knowledge of the directors and officers of the Corporation, as of April 30, 2003, the persons who beneficially own or exercise control or direction over shares carrying more than

10% of the voting rights attached to all the shares of the Corporation, entitled to be voted at the meeting, are as follows:

--------------------------------------------------------------------------------
Name of Shareholder        Number of Common Shares   Percentage of Outstanding
                                                           Common Shares
--------------------------------------------------------------------------------
Roderick M. Bryden                2,854,731                      13%
--------------------------------------------------------------------------------

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the year ended December 31, 2002, including the report of the auditors, will be placed before the shareholders at the Annual and Special Meeting. The audited consolidated financial statements are being mailed to shareholders with this Management Information Circular.

ELECTION OF DIRECTORS

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors to be elected annually. The number of directors is currently fixed at seven and immediately prior to the Annual and Special Meeting will be reduced to six by the Board of Directors. Mr. Michael Mussallem, Chairman and Chief Executive Officer of Edwards Lifesciences LLC, has indicated that he will not be standing for election to the Board of Directors at the Annual and Special Meeting.
Accordingly, the Corporation's management has nominated six persons to be elected at the Annual and Special Meeting. Each nominee for election as a director is currently a director of the Corporation.

The following table lists certain information concerning each of the persons proposed to be nominated for election as a director; the date on which he first became a director of the Corporation; his principal occupation, business or employment during the last five years; and all other positions with the Corporation, if any.

--------------------------------------------------------------------------------------------------------------------
Name                                    Director Since    Position with the Corporation and           Number of
                                                          Principal Occupation                      Common Shares
                                                                                                         Held
--------------------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands (1) (2) (3)     October 29, 1996  Director of World Heart Corporation,                  Nil
Ottawa, Ontario

                                                          Physician,

                                                          Deputy Director, Professor Emeritus,
                                                          Acting Chief Scientific Officer and
                                                          Directors, University of Ottawa
                                                          Heart Institute,

                                                          Member of the Canadian Immigration
                                                          Medical Advisory Committee, and

                                                          Director, University of Ottawa Heart
                                                          Institute Research Corporation.

Roderick M. Bryden                      April 1, 1996     President and Chief Executive Officer           2,854,731
Ottawa, Ontario                                           of the Corporation from January 2000,

                                                          Chairman of SC Stormont Corporation,
                                                          a financial advisory company, since
                                                          1991,

                                                          Chairman and Governor and majority
                                                          owner of the National Hockey
                                                          League's Ottawa Senators,

                                                          Chairman of Palladium Corporation,
                                                          which owns the Corel Centre, a
                                                          multi-purpose sportsand entertainment
                                                          facility in Ottawa, Ontario, and

                                                          Director, Gallium Software Inc.

Dr. Richard L. Lesher (1) (2) (3)       October 29, 1996  Director of World Heart Corporation                71,000
Chambersburg, Pennsylvania                                and Chair of the Compensation Commit-
                                                          tee,

                                                          Director of e-Lynxx Corporation, a
                                                          print procurement expert,

                                                          Director of International Marketing
                                                          Inc., producer of an automotive
                                                          after market product, and

                                                          Director of G & L Realty Corp, a
                                                          REIT.

Ian W. Malone                           April 1, 1996     Vice President, Finance and Chief                  87,833
Ottawa, Ontario                                           Financial Officer of the Corporation
                                                          since April 1, 1996,

                                                          Secretary of the Corporation from
                                                          April 1, 1996 to January 11, 1999 and
                                                          from February 22, 2000, and

                                                          Senior Vice President of SC Stormont
                                                          Corporation since 1992.

Dr. Tofy Mussivand                      May 23, 1996      Chairman and Chief Scientific Officer           1,316,000
Navan, Ontario                                            of the Corporation since January 2000,

                                                          Director of Cardiovascular Devices
                                                          Division of OHIRC since 1991,

                                                          Principal Investigator of the
                                                          HeartSaverVAD(TM) and related tech-
                                                          nologies for OHIRC, since 1991, and
                                                          Professor of Surgery and

                                                          Professor of Engineering at Uni-
                                                          versity of Ottawa.


--------------------------------------------------------------------------------------------------------------------
Name                                    Director Since    Position with the Corporation and           Number of
                                                          Principal Occupation                      Common Shares
                                                                                                         Held
--------------------------------------------------------------------------------------------------------------------
C. Ian Ross (1) (2) (3)                 February 22,      Director of World Heart Corporation                 3,500
Collingwood, Ontario                    2000              and Chair of the Audit Committee,

                                                          Chairman, Working Ventures Canadian
                                                          Fund Inc. since April 1999,

                                                          Senior Director, Administration,
                                                          Richard Ivey School of Business,
                                                          University of Western Ontario
                                                          since July 1999,

                                                          Managing Partner, Killdeer Manage-
                                                          ment since October 1990,

                                                          Director of Comcare Health Services
                                                          since February 1999, and

                                                          Director of Praeda Management Sys-
                                                          tems Inc. since February 1999.
--------------------------------------------------------------------------------------------------------------------

     (1)  Member of the Audit Committee.
     (2)  Member of the Compensation Committee.
     (3)  Member of the Corporate Governance and Nominating Committee.

Proxies in the accompanying form appointing the officers named therein to act will (unless otherwise instructed) be voted in favour of the election of the six nominees for directors listed above. Management does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion. Each of the nominees listed above has consented to be named in this Management Information Circular, and if elected, to serve as a director. Each director elected will hold office until the next annual meeting of shareholders or until a successor is elected or appointed, unless the office is vacated earlier.

CORPORATE GOVERNANCE

The Board of Directors of the Corporation and senior management considers good corporate governance to be essential for the effective and efficient operation of the Corporation. The Toronto Stock Exchange ("TSX") Committee on Corporate Governance in Canada has issued a series of guidelines for effective corporate governance. The guidelines address matters such the constitution and independence of the board, functions to be performed by the board and its committees and the effectiveness and education of the board members. To implement these guidelines, the TSX has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the proposed guidelines. The TSX has approved amendments to the guidelines with will be effective upon approval by the Ontario Securities Commission. The disclosure below addresses both current requirements and proposed amended requirements of the TSX. Each of the TSX's guidelines are presented below in italics with the Corporation's applicable corporate governance practices disclosed thereafter.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters;

     The Board of Directors, either directly or through its committees, supervises the management and business affairs of WorldHeart. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interests of the shareholders. The board of directors met five times during the most recent financial year.

a)   adoption of a strategic planning process;

     The Board of Directors annually participates in the strategic planning process and approves the strategic plan or amendments thereto, proposed and developed by management of WorldHeart. During 2002, the Corporation revised its five-year strategic plan, which has been reviewed, and approved, by the Board of Directors.

b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

     The board of directors in its deliberations considers the principal risks of the Corporation's business and receives reports from management on the Corporation's assessment and management of those risks. Management has scheduled a risk management session with a risk consultant, and will present the findings and recommendations arising from this exercise to the board of directors during 2003.

c) succession planning, including appointing, training and monitoring senior management;

     The Board of Directors has, from time to time, directly considered succession issues and taken responsibility for appointing and monitoring senior management. The Corporation uses a performance management system to monitor performance of senior management. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs and supports management's commitment to the training and development of all employees.

     In May 2003, the Board of Directors appointed a Corporate Governance and Nominating Committee that will undertake these responsibilities in the future.

d)   a communications policy for the corporation; and

     The Corporation has maintained a Communications Policy since 1996 that includes a series of requirements to ensure effective, accurate, regular and timely communications between WorldHeart, its shareholders, potential investors and the general public.

     The Corporation reviews this Communications Policy annually to ensure it is current in all respects.

     Under this Communications Policy, the principal spokesperson for the Corporation is the President and Chief Executive Officer.

e) the integrity of the corporation's internal control and management information systems.

     The Audit Committee assesses and reports back to the Board of Directors on the integrity of WorldHeart's internal control and management information systems. The Audit Committee is responsible for reviewing the financial statements of the Corporation and other information, as they deem necessary and for meeting with the auditors of the Corporation, including in camera meetings, if and when required.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors (free from conflicting interests).

     The Board of Directors currently consists of seven directors which includes four unrelated directors within the meaning of the proposed amended TSX guidelines in that each is independent from management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding, as follows:

     o    Dr. Donald S. Beanlands
     o    Dr. Richard L. Lesher
     o    Michael Mussallem
     o    C. Ian Ross

     The remaining three related directors are:

     o    Roderick M. Bryden, President and Chief Executive Officer
     o    Dr. Tofy Mussivand, Chairman and Chief Scientific Officer
     o Ian W. Malone, Vice President, Finance, Chief Financial Officer and Secretary.

     Six of the current Board of Directors will stand for election at the Annual and Special Meeting. In the event that all directors who will stand for re-election are elected the Corporation will have three unrelated directors and three related directors.

3. Disclose for each director whether he or she is unrelated and how that conclusion was reached.

     The recently constituted Corporate Governance and Nominating Committee will conduct the annual analysis with respect to unrelated director designations in consultation with the Corporation's legal counsel.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     In May 2003 the Board or Directors constituted a Corporate Governance and Nominating Committee composed solely of unrelated directors which will be responsible for this mandate, effective May 8, 2003.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The Corporate Governance and Nominating Committee will be responsible for implementing this process.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

     Previously the full Board of Directors was responsible for this mandate. The recently constituted Corporate Governance and Nominating Committee will be working with management in 2003 to develop an appropriate orientation and education program for new directors.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The Board of Directors believes that the present number of directors is appropriate to the size of the Corporation, and will periodically review board size in the context of the requirements of the business of the Corporation.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     The Compensation Committee periodically reviews the adequacy and form of compensation of directors. The current compensation for directors was most recently approved on March 5, 2003.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

     The Board of Directors of WorldHeart currently has three committees: the Compensation Committee; the Audit Committee; and the Corporate Governance and Nominating Committee. Each of these committees is comprised of outside and unrelated directors.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The full Board of Directors has been responsible for this mandate but the Corporate Governance and Nominating Committee will assume responsibility for these matters in the future.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.

     The Board of Directors reviews the CEO and management of the Corporation's responsibilities annually; corporate objectives are currently reviewed in the context of the strategic planning process as was noted previously.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

     The Board of Directors is currently reviewing the extent to which it needs to effect changes in order to ensure an appropriate degree of independence from management of the Corporation. The Chair of the Audit Committee, who is an unrelated director, is co-ordinating this mandate.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.

     The Audit Committee is in the process of reviewing and adopting a charter that specifically sets out its duties including responsibility for overseeing management reporting with respect to internal controls. All members of the Audit Committee are non-management, unrelated and independent directors.

14. The board of directors should implement a system, which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

     The Corporation does not have a formal system but the non-management directors are encouraged to seek professional or other independent advice, at the expense of WorldHeart, with the approval of the Chair of the Board of Directors or the Chair of the relevant Committee, when necessary.

MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information set out below reflects the meetings held by the Board of Directors and its committees during the year ended December 31, 2002.

Board and Committee Meetings Held

     Board of Directors                          5
     Audit Committee                             5
     Compensation Committee                      3

Attendance of Directors

------------------------------------------------------------------------------------------------------
Director                           Board Meetings              Committee Meetings Attended (1)
                                      Attended
                                                       -----------------------------------------------
                                                               Audit                 Compensation
------------------------------------------------------------------------------------------------------

Dr. Tofy Mussivand                       5                      N/A                      N/A
Roderick M. Bryden                       5                      N/A                      N/A
Dr. Donald Beanlands                     5                       5                        3
Dr. Richard L. Lesher                    5                       5                        3
Michael Mussallem                        5                      N/A                       3
C. Ian Ross                              5                       5                        3
Ian W. Malone                            5                      N/A                      N/A
------------------------------------------------------------------------------------------------------

(1) Members of management are not members of any Committees of the Board of Directors

COMPENSATION OF DIRECTORS

The Board of Directors currently consists of seven directors. The number of directors will be reduced to six at the Annual and Special Meeting.

Non-employee directors of the Corporation may receive compensation by way of stock options pursuant to the Employee Stock Option Plan ("ESOP") for each director for serving on, and attending meetings of, the board of directors and its constituent committees. During 2002 non-employee directors were granted options to purchase 12,000 common shares each. These options vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted. In addition, upon election or appointment to the Board of Directors each director is entitled to an option for 7,500 shares under the ESOP as an initial grant.

Non-employee directors of the Corporation receive an annual cash fee of $5,000. An additional per diem is paid for Board meetings, Committee meetings or both attended in excess of four per year. An additional $750 per diem fee is paid for meetings attended in person and a $500 per diem fee is paid for meetings attended by telephone. Non-employee directors are also entitled to be reimbursed for travel and other expenses incurred in attending meetings of the Board of Directors or of a committee of the Board of Directors.

Edwards Lifesciences has requested that Mr. Mussallem not be provided with either options or fees.

For the year ended December 31, 2002, the following option grants were made to non-employee directors:

-------------------------------------------------------------------------------------------------------------
Director                                 Option                Date of Grant                Exercise
                                          Grant                                               Price
-------------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands                  12,000                Jan. 4, 2002                   $6.63
Mr. C. Ian Ross                          12,000                Jan. 4, 2002                   $6.63
Dr. Richard L. Lesher                    12,000                Jan. 4, 2002                   $6.63
Mr. Michael Mussallem                      Nil                       -                          -
-------------------------------------------------------------------------------------------------------------

Subject to shareholder approval at the Annual and Special Meeting, each of the directors has elected to exchange certain options held by him pursuant to the Corporation's option exchange program (See "Stock Options" and "Resolution No. 2
- Exchange of Options by Certain Officers and Directors of the Corporation").

DIRECTORS' AND OFFICERS' INDEMNIFICATION

The Corporation maintains directors' and officers' liability insurance in the aggregate amount of US$15,000,000. The aggregate annual premium in the year for such insurance was US$231,500. The by-laws of the Corporation provide that the Corporation shall indemnify a director or officer of the Corporation against liability incurred in such capacity to the extent permitted or required by the Business Corporations Act (Ontario). To the extent the Corporation is required to indemnify the directors or officers pursuant to the by-laws, the insurance policy provides that the Corporation is liable for the initial US$200,000 in respect of each securities claim and the initial US$75,000 with respect to each other claim.

EXECUTIVE COMPENSATION

The following table sets forth the summary information concerning the compensation paid or earned during the three most recently completed financial years by the Corporation's Chief Executive Officer and four executive officers, who were serving as executive officers at December 31, 2002 (the "Named Executive Officers").

-----------------------------------------------------------------------------------------------------------------
                                      Annual compensation                    Long-term
                                                                            compensation
                        ---------------------------------------------------------------------
Name              Year       Salary          Bonus          Other annual   Common shares under       All other
                                                            compensation   options granted (#)      compensation
-----------------------------------------------------------------------------------------------------------------
Roderick M.       2002         $250,000         $40,500          $41,640             55,000(5)       $133,605(2)
Bryden (1)
                  2001         $250,000        $112,500          $41,640                23,000          $189,388
                  2000         $250,000         $80,000          $40,430                 1,672          $187,748

Dr. Tofy          2002         $250,000         $40,500          $41,640             55,000(5)        $27,869(4)
Mussivand (3)
                  2001         $250,000        $112,500          $41,640                23,500           $27,721
                  2000         $250,000         $50,000          $40,430                 1,672           $27,727

Linda Strauss     2002       US$145,000       US$10,400              Nil             22,500(5)       US$1,375(7)
                  2001       US$141,750       US$27,188              Nil                12,153          US$1,400
                  2000        US$64,700       US$12,750              Nil                10,800               Nil

Douglas R.        2002       US$200,000        US$9,000              Nil             15,000(5)      US$88,789(6)
Hillier           2001       US$300,000             Nil              Nil                   Nil          US53,665
                  2000       US$150,000       US$20,000              Nil                17,000         US$21,750

Jal Jassawalla    2002       US$227,000       US$27,000              Nil             60,000(5)      US$24,000(6)
                  2001       US$227,000      US$102,419              Nil                30,600         US$24,000
                  2000        US$96,000       US$35,000              Nil                54,000               Nil
----------------------------------------------------------------------------------------------------------------

(1) Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

(2) During 2002, the Corporation paid insurance premiums of $133,605 relating to $10 million of life insurance coverage, which certain named family members of Mr. Bryden are the beneficiaries.

(3) Dr. Mussivand's services have been provided to the Corporation since June 1, 1996, by T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and T. Mussivand Professional Services Corporation.

(4) During 2002, the Corporation paid insurance premiums of $27,869 relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries.

(5) Of these options granted during 2002 to the Named Executive Officers certain performance-based options were cancelled subsequent to year-end as follows: Mr. Bryden - 25,850, Mr. Mussivand - 25,850, Ms. Strauss - 10,800, Mr. Hillier - 6,000 and Mr. Jassawalla - 28,200. For years prior to 2002 the option grants shown are net of options that were subsequently cancelled.

(6) During 2002, the Corporation paid US$88,789 relating to commissions and living accommodations for Mr. Hillier and US$24,000 in travel allowances to Mr. Jassawalla.

(7) The Corporation paid US$1,375 relating to Ms. Strauss on account of a royalty agreement.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information with respect to stock option grants by the Corporation to the Named Executive Officers for the year ended December 31, 2002.

--------------------------------------------------------------------------------------------------------------------
Name                   Common     As a Percentage of  Exercise or Base
                       Shares       Total Options        Exercise         Market Value of
                       Under          Granted to         or Base        Securities Underlying
                      Options        Employees in     Price ($/Common   Options on the Date of
                      Granted     Financial Year (%)       Share)       Grant ($/Common Share)   Expiration Date
--------------------------------------------------------------------------------------------------------------------

Roderick M. Bryden      18,333           1.9%              $6.63                $6.63            January 4, 2007
                        18,333           1.9%              $6.63                $6.63            January 4, 2008
                        18,334           1.9%              $6.63                $6.63            January 4, 2009

Dr. Tofy Mussivand      18,333           1.9%              $6.63                $6.63            January 4, 2007
                        18,333           1.9%              $6.63                $6.63            January 4, 2008
                        18,334           1.9%              $6.63                $6.63            January 4, 2009

Linda Strauss           7,500            .75%              $6.63                $6.63            January 4, 2007
                        7,500            .75%              $6.63                $6.63            January 4, 2008
                        7,500            .75%              $6.63                $6.63            January 4, 2009

Douglas R. Hillier      5,000            .5%               $6.63                $6.63            January 4, 2007
                        5,000            .5%               $6.63                $6.63            January 4, 2008
                        5,000            .5%               $6.63                $6.63            January 4, 2009

Jal Jassawalla          20,000           2.1%              $6.63                $6.63            January 4, 2007
                        20,000           2.1%              $6.63                $6.63            January 4, 2008
                        20,000           2.1%              $6.63                $6.63            January 4, 2009
--------------------------------------------------------------------------------------------------------------------

The aggregate number of options granted to all Named Executive Officers during the year ended December 31, 2002 was 207,500. Of these options 96,700 were cancelled subsequent to year-end. The Named Executive Officers exercised no options during the year ended December 31, 2002.

EMPLOYMENT AGREEMENTS
Mr. Roderick M. Bryden

The Corporation had entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with SC Stormont Corporation, which is controlled by Roderick M. Bryden, pursuant to which the services of Mr. Bryden were provided to the Corporation at an annual fee of $50,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. No notice has been given by either party. The Corporation may terminate Mr. Bryden without cause upon making a lump sum payment equal to twelve months service fee plus benefits, and Mr. Bryden may terminate the agreement if the Corporation terminates without cause the services of Dr. Tofy Mussivand.

Under the Service Agreement, Mr. Bryden is entitled to receive stock options, subject to specific performance requirements, under the ESOP for 10,000 common shares in each year from 1996 through 2000 and was eligible for a performance bonus of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

As notice of termination has not been provided by either party this Service Agreement remained in effect for 2002 with annual fees and other compensation as set forth within the "Executive Compensation" section of the Management Information Circular.

Dr. Tofy Mussivand

The Corporation had entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with T. Mussivand Professional Services Corporation, which is controlled by Dr. Tofy Mussivand, pursuant to which the services of Dr. Mussivand were provided to the Corporation at an annual fee of $200,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. No notice has been given by either party. The Corporation may terminate Dr. Mussivand without cause upon making a lump sum payment equal to twelve months service fee plus benefits, and Dr. Mussivand may terminate the agreement if the Corporation terminates without cause the services of Mr. Roderick M. Bryden.

Under the Service Agreement, Dr. Mussivand is entitled to receive stock options, subject to specific performance requirements, under the ESOP for 10,000 common shares in each year from 1996 through 2000 and was eligible for a performance bonus of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

As notice of termination has not been provided by either party this Service Agreement remained in effect for 2002 with annual fees and other compensation as set forth within the "Executive Compensation" section of the Management Information Circular.

Mr. Douglas R. Hillier

On March 6, 2003 the Corporation entered into a new Employment Agreement with Mr. Hillier that is effective from January 1, 2003 to December 31, 2003. Mr. Hillier's base salary under the Agreement is US$200,000 and there is an additional commission and bonuses target of US$150,000 based on meeting specific performance criteria. In addition, Mr. Hillier will be eligible to participate in the Corporation's ESOP. The Agreement can be terminated by either party upon two months written notice.

LOANS TO DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, or any associate of the directors or officers of the Corporation, has been or is indebted to the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the Employee Stock Option Plan. The Compensation Committee met three times in 2002. The Compensation Committee is comprised of Messrs. Lesher (Chair), Beanlands and Ross.

The Corporation's Executive Compensation Plan is based on a pay for performance philosophy. It takes into account individual job responsibilities and gives consideration to both individual and corporate performance. The compensation for each of the Named Executive Officers, and executive officers as a group, consists of four elements: a fixed base salary; a variable incentive component; a longer term incentive in the form of stock options; and benefits.

Base salaries for all employees, including executives, use the Corporation's estimated market value of each position based on the 50th percentile for market compensation data obtained from industry salary surveys. Base salaries are then set at between plus or minus 20 percent of the estimated market value. Increases or decreases in salary levels, effective January 1 each year, are proposed to the Compensation Committee for review and a recommendation is subsequently made to the Board of Directors for approval. In general, base salaries, including those of the Corporation's executive officers, were frozen for the year ending December 31, 2002.

Executive participation in the annual bonus and incentive based stock plans are also based on recommendations by the Compensation Committee at the commencement of each fiscal year and subject to actual performance against documented corporate and individual goals and objectives. At the conclusion of the year the Compensation Committee reviews the actual performance of both the Corporation and individual executive officers against the predetermined goals and objectives to arrive at a recommended bonus and option grant considered as earned during the year. Actual bonuses earned versus the bonus plans for each Named Executive Officer is summarized below.

Mr. Roderick M. Bryden
President and Chief Executive Officer

The Corporation paid SC Stormont Corporation, a financial advisory company controlled by Mr. Bryden, a fee of $250,000 for the year ended December 31,
2002. In addition, the Board of Directors, as recommended by the Compensation Committee have determined that Mr. Bryden has earned a cash bonus and options for 2002 of $40,500 and 29,150 respectively against a potential cash bonus and options of $150,000 and 55,000 respectively. Correspondingly, of the 55,000 options that were granted to Mr. Bryden at the commencement of the year, 25,850 have been cancelled subsequent to year-end.

Dr. Tofy Mussivand
Chairman and Chief Scientific Officer

The Corporation paid T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand, a fee of $250,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee have determined that Mr. Mussivand has earned a cash bonus and options for 2002 of $40,500 and 29,150 respectively against a potential cash bonus and options of $150,000 and 55,000 respectively. Correspondingly, of the 55,000 options that were granted to Mr. Mussivand at the commencement of the year, 25,850 have been cancelled subsequent to year-end.

Ms. Linda Strauss
Vice President, Regulatory Affairs and Quality

The Corporation paid Ms. Strauss a base salary of US$145,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee have determined that Ms. Strauss has earned a cash bonus and options for 2002 of US$10,400 and 11,700 respectively against a potential cash bonus and options of US$40,000 and 22,500 respectively. Correspondingly, of the 22,500 options that were granted to Ms. Strauss at the commencement of the year, 10,800 have been cancelled subsequent to year-end.

Mr. Douglas R. Hillier
Senior Vice President

The Corporation paid Mr. Hillier a base salary of US$200,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee have determined that Mr. Hillier has earned a cash bonus and options for 2002 of US$9,000 and 9,000 respectively against a potential cash bonus and options of US$30,000 and 15,000 respectively. Correspondingly, of the 15,000 options that were granted to Mr. Hillier at the commencement of the year, 6,000 have been cancelled subsequent to year-end.

Mr. Jal Jassawalla
Senior Vice President, Research and Development

The Corporation paid Mr. Jassawalla a base salary of US$227,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee have determined that Mr. Jassawalla has earned a cash bonus and options for 2002 of US$27,000 and 31,800 respectively against a potential cash bonus and options of US$100,000 and 60,000 respectively. Correspondingly, of the 60,000 options that were granted to Mr. Jassawalla at the commencement of the year, 28,200 have been cancelled subsequent to year-end.

STOCK OPTIONS

The Corporation adopted the Employee Stock Option Plan ("ESOP") on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000, April 26, 2001 and May 1,
2002. The ESOP is intended to encourage ownership in the Corporation's shares by
full-time  employees,   senior  officers,
directors and consultants of the Corporation. The ESOP is administered by the Compensation Committee of the board of directors of the Corporation. The maximum number of common shares which may be reserved and set aside under options to eligible persons pursuant to the ESOP is 3,530,000 common shares. The maximum number of common shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 2% of the common shares then issued and outstanding. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. Unless otherwise determined by the Compensation Committee, options will vest in equal amounts over a three or five year period and must be exercised within a four year period from each date of vesting with the exception of non-employee directors who's options vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted and must be exercised within a four-year period from each date of vesting.

Option Exchange Program

The Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel. In a competitive job environment, management has determined that compensation arrangements should include, where appropriate, stock options. On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants the opportunity to exchange options held by them and granted prior to 2003, for a reduced number of options at a price that more closely reflected the then current trading price.

The new option price (the "New Exercise Price") for exchanged options, established at the weighted five-day average trading price immediately prior to March 5, 2003, was Cdn$1.95 and US$1.33. Any options granted pursuant to the exchange will vest as to one third on each of the first, second and third anniversary of the date of grant and have a four-year date to maturity from the date of vesting with the exception of options granted to directors of the Corporation which vest on the first anniversary of the date of grant.

Directors, officers and employees were entitled to exchange options granted prior to 2003 (the "Existing Options") at the market price as of the date of the original grants (the "Original Exercise Price") for a reduced number of options ("New Options") at the New Exercise Price based on a formula as follows:

      Number of New Options =    New Exercise Price        x  Existing Options
                              -----------------------
                              Original Exercise Price

In total, participants under the ESOP have chosen to exchange holding a total of 848,287 Existing Options for 165,623 New Options. The Corporation has a maximum of 3,530,000 shares that can be issued under the ESOP. Immediately prior to the exchange a total of 3,047,016 options had been granted. Upon the completion of the exchange the total number of granted options will decrease by 682,664 to 2,364,352 and 1,165,648 shares will be available for issuance under the ESOP.

Approval of the shareholders is required with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change since December 31, 1997 in the cumulative total shareholder return on the Corporation's common shares with the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Healthcare Index.

[Graph omitted. The following chart shows plotted chart values at dates specified in omitted graph.]

-------------------------------------------------------------------------------------------------
 Date          S&P/TSX Healthcare Index   S&P/TSX Composite Index   World Heart Corp.
-------------------------------------------------------------------------------------------------
31-Dec-97            100                          100                       100
-------------------------------------------------------------------------------------------------
31-Mar-98            104                          113                        94
-------------------------------------------------------------------------------------------------
30-Jun-98            106                          111                       125
-------------------------------------------------------------------------------------------------
30-Sep-98             78                          85                        153
-------------------------------------------------------------------------------------------------
31-Dec-98             95                          98                        180
-------------------------------------------------------------------------------------------------
31-Mar-99             90                          101                       329
-------------------------------------------------------------------------------------------------
30-Jun-99             97                          107                       235
-------------------------------------------------------------------------------------------------
30-Sep-99             99                          107                       241
-------------------------------------------------------------------------------------------------
31-Dec-99            113                          130                       212
-------------------------------------------------------------------------------------------------
31-Mar-00            116                          146                       287
-------------------------------------------------------------------------------------------------
30-Jun-00            141                          158                       260
-------------------------------------------------------------------------------------------------
29-Sep-00            158                          161                       231
-------------------------------------------------------------------------------------------------
29-Dec-00            131                          139                       144
-------------------------------------------------------------------------------------------------
30-Mar-01            121                          119                       137
-------------------------------------------------------------------------------------------------
29-Jun-01            126                          121                       196
-------------------------------------------------------------------------------------------------
28-Sep-01            111                          108                       102
-------------------------------------------------------------------------------------------------
31-Dec-01            136                          122                       101
-------------------------------------------------------------------------------------------------
28-Mar-02            125                          125                        84
-------------------------------------------------------------------------------------------------
28-Jun-02            101                          114                        55
-------------------------------------------------------------------------------------------------
30-Sep-02             85                          99                         27
-------------------------------------------------------------------------------------------------
31-Dec-02             90                          107                        19
-------------------------------------------------------------------------------------------------

APPOINTMENT OF AUDITORS

The Board of Directors and management of the Corporation recommend that the shareholders vote for the appointment of PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors. PwC and their predecessors, Coopers & Lybrand, Chartered Accountants, have been auditors of the Corporation since April 1, 1996.

PwC billed the Corporation an aggregate of $199,800 for professional services rendered in connection with the audit of the Corporation's financial statements for the most recent fiscal year including consultations on accounting issues relating to items included in the 2002 consolidated financial statements, the review of the Corporation's quarterly financial information, quarterly reports, annual information form, annual report and management information circular during the year.

In  addition,   PwC  billed  the   Corporation   $66,800  during  the  year  for
consultations associated with capital transactions, tax advisory services and various other general financial consultation services.

RESOLUTION NO. 1 - APPROVAL OF EXTENSION OF OPTIONS

Shareholders will be asked to consider and approve, with or without variation, Resolution No. 1, the full text of which is set out below, approving the extension of the expiry date of certain options to an officer of the Corporation.

The Corporation granted 8,200 options for common shares of the Corporation to Ms. Daniela Kennedy, Vice-president, Human Resources and Administration, as an incentive for Ms. Kennedy to accept a position with the Corporation in February 1998. These options were to expire on December 31, 2002. On August 20, 2002, the board of directors, in recognition of Ms. Kennedy's contribution to the Corporation, passed a resolution as recommended by the Compensation Committee, extending the expiry date of the 8,200 options from December 31, 2002 to December 31, 2003.

In the event that the shareholders approve the extension of the expiry date of the 8,200 options and subject to shareholder approval of Resolution No. 2, Ms. Kennedy has elected to exchange the 8,200 options pursuant to the Corporation's option exchange program as more fully described under the heading "Stock Options" and "Resolution No. 2 - Exchange of Options by Certain Officers and Directors of the Corporation" for 2,351 New Options.

The text of Resolution No. 1 is set forth below:

"Resolved that the expiry date with 8,200 options granted to Ms. Daniela Kennedy on February 9, 1998 be extended from December 31, 2002 to December 31, 2003."

Recommendation of the Board of Directors

Resolution No. 1 must be approved by a majority of the votes cast at the Annual and Special Meeting in respect of Resolution No. 1. Ms. Kennedy and her associates (as defined by the Securities Act (Ontario)), holding 800 common shares may not vote with respect to Resolution

No. 1. The Board of Directors has determined that the extension of Ms. Kennedy's options is in the best interests of the Corporation and unanimously recommends that the shareholders vote FOR Resolution No. 1.

RESOLUTION  NO. 2 - APPROVAL OF THE EXCHANGE OF OPTIONS BY
CERTAIN OFFICERS AND DIRECTORS OF THE CORPORATION PURSUANT TO
THE CORPORATION'S OPTION EXCHANGE PROGRAM

Shareholders will be asked to consider and approve, with or without variation, Resolution No. 2, the full text of which is set out below, approving the exchange of options by certain officers and directors of the Corporation pursuant to the Corporation's option exchange program.

In March 2003, the Board of Directors of the Corporation approved an option exchange program (more fully described under the heading "Stock Options". Subject to shareholder approval, directors and officers of the Corporation were permitted to participate in the Corporation's option exchange program. The table below sets forth the details of the options held by the certain officers and directors of the Corporation before and after the Corporation's option exchange program, if the shareholders approve Resolution No. 2.

-----------------------------------------------------------------------------------------------------------------------
Director/Officer           Existing                         Option Exchange Program                           Total
                                       -------------------------------------------------------------------
                            Options                      Exchanged Options                        New        Options
                                       ------------------------------------------------------
                            Granted      Options          Exercise             Date of          Options       After
                              (#)          (#)             Price                Expiry          Granted     Exchange
                                                           Range                                  (#)          (#)
-----------------------------------------------------------------------------------------------------------------------
Roderick M.                   180,920    (105,922)     $6.63 - $17.20        Jul. 2003 -           23,712       98,712
Bryden (1) (2)                                                                Jan. 2009

Dr. Tofy                      186,655    (111,655)     $6.63 - $17.00        Jul. 2003 -           25,118      100,118
Mussivand (1) (2)                                                             Jan. 2009

Ian W.                        117,351     (23,551)    $10.65 - $17.00        Jul. 2003 -            3,777       97,577
Malone (1) (2)                                                                Dec. 2008

Daniela                       100,174     (33,224)     $6.63 - $17.20        Jul. 2003 -            7,083       74,033
Kennedy (1)                                                                   Jan. 2009

Jal                           186,400     (84,600)    US$7.10 - $17.00       Jun. 2005 -           11,925      113,725
Jassawalla (1)                                                                Jan. 2008

Linda                          73,653     (22,953)    US$5.54 - $17.00       Jun. 2005 -            3,965       54,665
Strauss (1)                                                                    Apr. 2008

Douglas                        52,000     (17,000)         $17.00            Dec. 2005 -            1,950       36,950
Hillier (1)                                                                   Dec. 2006

Dr. Donald S.                  43,019     (16,019)    $10.65 - $16.70        Mar. 2003 -            2,688       29,688
Beanlands (2)                                                                 Dec. 2008

Dr. Richard L.                 46,000     (19,000)     $6.80 - $12.65        Mar. 2003 -            3,592       30,592
Lesher (2)                                                                    Dec. 2005

C. Ian                                                                       Mar. 2004 -
Ross (2)                       46,500     (19,500)    $10.65 - $20.50         Feb. 2009             2,558       29,558
                          ---------------------------------------------------------------------------------------------
Total                       1,125,093    (453,424)                                                 86,368      758,039
-----------------------------------------------------------------------------------------------------------------------

(1)  Officer of the Corporation.
(2)  Director of the Corporation.

If Resolution No. 2 is passed by the shareholders approving the exchange of options by certain officer and directors of the Corporation pursuant to the Corporation's option exchange program, in total, directors and officers of the Corporation holding a total of 1,125,093 Existing Options would exchange them for 758,039 New Options.

The holder of common shares will therefore be asked to consider and, if thought advisable, to approve, Resolution No. 2, which allows directors and officers to participate in the exchange program.

The text of Resolution No. 2 is set forth below:

"Resolved that the exchange of options by certain directors and officers of the Corporation pursuant to the Corporation's option exchange program, as is further described in the Corporation's Management Information Circular dated May 8, 2003, is hereby approved."

Recommendation of the Board of Directors

Resolution No. 2 must be approved by a majority of the votes cast at the Annual and Special Meeting in respect of Resolution No. 2. Directors and officers of the Corporation and their associates (as defined by the Securities Act (Ontario)), holding 4,333,864 common shares, may not vote with respect to Resolution No. 2. The Board of Directors has determined that the exchange of options by certain directors and officers of the Corporation pursuant to the Corporation's option exchange program is in the best interests of the Corporation and unanimously recommends that the shareholders vote FOR Resolution No. 2.

OTHER MATTERS

The management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Annual and Special Meeting and of no other business to be brought before the meeting. However, if any amendment, variation or other business is properly brought before the meeting, the accompanying Form of Proxy confers discretionary authority on the persons named therein to vote on any amendment or variation of the matters referred to in the Notice of Annual and Special Meeting, or such other business, in accordance with their best judgement.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Ottawa, Canada, this 8th day of May 2003.

/s/  Tofy Mussivand

Dr. Tofy Mussivand, Chairman

                                      -22

                                   WORLDHEART
                                      PROXY
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  JUNE 16, 2003

This proxy is solicited on behalf of the management of World Heart Corporation (the "Corporation"). The undersigned hereby appoints Dr. Tofy Mussivand, or failing him, Roderick M. Bryden, both officers of the Corporation or, instead of either of them ____________________________________________________________ as
nominee for the undersigned, with the power to appoint their substitute and hereby authorizes them to represent and vote as designated below all the Common Shares of the Corporation held of record by the undersigned at the Annual and Special Meeting of Shareholders to be held on June 16, 2003, or any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned was personally present at the said meeting or any adjournment thereof.

Shareholders have the right to appoint a person (who need not be a shareholder) to attend and act for them and on their behalf other than the nominees designated above and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose.

1.   Election of Directors (mark either (a) or (b)):

     (a)  [ ] FOR the election of directors; or

     (b) [ ] WITHHOLD from voting for the election of directors of the nominees set out in the accompanying Management Information Circular.

2.   Appointment of Auditors (mark either (a) or (b)):

     (a)  [ ] FOR the appointment of PricewaterhouseCoopers LLP as auditors; or

     (b) [ ] WITHHOLD from voting for the appointment of PricewaterhouseCoopers LLP as auditors.

3. Approval of Resolution No. 1 - extending the expiry date of certain options granted to an officer of the Corporation (mark either (a) or (b)):

     (a)  [ ] FOR

     (b)  [ ] AGAINST

4. Approval of Resolution No. 2 - approving the exchange of options by certain officers and directors of the Corporation pursuant to the Corporation's option exchange program (mark either (a) or (b)):

     (a)  [ ] FOR

     (b)  [ ] AGAINST

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no choice is indicated in respect of any matter in the space provided above, the Common Shares represented by this proxy will be voted FOR such matter.

This proxy form should be read in conjunction with the accompanying notice of meeting and management information circular.



----------------------------------
Name of Shareholder (Please Print)


----------------------------------              --------------------------------
Signature                                       Dated

This proxy must be delivered not later than 4 p.m. on Friday, June 13, 2003 to CIBC Mellon Trust Company, Attention: Proxy Department, in the envelope provided for this purpose, or hand delivered to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management.

Please sign exactly as your shares are registered. When the shares are held by joint tenants, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If partnership, please sign in partnership name by an authorized person. If the proxy is being given by a Corporation, the proxy must be signed under seal by the Corporation's duly authorized officers or, if not signed under seal, the office held by each person signing on behalf of the Corporation must be indicated. The name of the Corporation must be written-in above the signature of the officers.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           World Heart Corporation

Date: May 20, 2003                         By: /s/ Ian Malone
                                              ----------------------------------
                                              Name:   Ian Malone
                                              Title:  Vice President Finance and
                                                      Chief Financial Officer